Exhibit 99.3

MANULIFE FINANCIAL CORPORATION

ANNUAL INFORMATION FORM

February 18, 2016

Table of Contents

	Annual Information Form	Management’s Discussion & Analysis dated February 18, 2016
GLOSSARY	3
FINANCIAL PRESENTATION AND EXCHANGE RATE INFORMATION	5
DOCUMENTS INCORPORATED BY REFERENCE	5
CAUTION REGARDING FORWARD-LOOKING STATEMENTS	6
CORPORATE STRUCTURE	6
CORPORATE STRATEGY	7
GENERAL DEVELOPMENT OF THE BUSINESS	8
BUSINESS OPERATIONS	8
Selected Financial Statistics by Division	9
Asia Division	10	24-26
Canadian Division	12	27-29
U.S. Division	15	30-33
Investment Division	18	36-44
Public Accountability Statement	19
RISK FACTORS	19	80-95
GOVERNMENT REGULATION	19
GENERAL DESCRIPTION OF CAPITAL STRUCTURE	27
DIVIDENDS	29
CONSTRAINTS ON OWNERSHIP OF SHARES	30
RATINGS	31
MARKET FOR SECURITIES	33
LEGAL PROCEEDINGS	35	101
DIRECTORS AND EXECUTIVE OFFICERS	36
TRANSFER AGENT AND REGISTRAR	38
MATERIAL CONTRACTS	38
INTERESTS OF EXPERTS	40
AUDIT COMMITTEE	40
PERFORMANCE AND NON-GAAP MEASURES	41	97-100
ADDITIONAL INFORMATION	42
SCHEDULE 1 – AUDIT COMMITTEE CHARTER	43

GLOSSARY

In this annual information form (“AIF”), unless otherwise indicated or unless the context otherwise requires:

•	all references to “MFC” and “Manufacturers Life” refer to Manulife Financial Corporation and The Manufacturers Life Insurance Company, respectively, not including their subsidiaries;

•	MFC and its subsidiaries, including Manufacturers Life, are collectively referred to as “Manulife”; and

•	references to “Company”, “we”, “us” and “our” refer to Manulife.

The following are brief explanations of certain terms as used in this AIF.

accepted actuarial practices — Canadian accepted actuarial practices as promulgated by the Actuarial Standards Board.

annuities — contracts that provide income payments at regular intervals, usually for a specified period (an annuity certain) or for the lifetime of the annuitant (a life annuity). Annuity contracts are offered on both an immediate and a deferred basis. Under immediate annuities, the payment of income commences at, or very shortly after, the date of issue of the contract. Under deferred annuity contracts, the payment of income commences on some specified future date, such as five years after the contract is issued. Contracts can be fixed or variable.

AUMA — assets under management and administration.

bancassurance — the sale of insurance and similar products through a bank’s distribution channels.

cash value — the gross value for which an in-force policy can be surrendered.

COLI (corporate owned life insurance) — a specialized insurance product which provides tax-efficient funding vehicles for employee deferred compensation programs.

ETF — exchange traded fund.

GAAP — Canadian generally accepted accounting principles as promulgated by CPA Canada, which for the Company is IFRS.

general fund — those assets and liabilities which a life insurance company reports on its consolidated statement of financial position and for which a life insurance company bears the investment risk. Products treated as part of the general fund include participating whole life insurance, universal life insurance, term life insurance, group life and health insurance and fixed-rate insurance, annuity and pension products, as well as reinsurance.

GIC — guaranteed interest contract (except where used in the context of products offered by Manulife Bank of Canada and Manulife Trust Company where GIC means “guaranteed investment certificate”) – an investment guaranteed to receive a set interest rate over a predetermined term.

group life and health insurance — insurance which insures the lives of a group of people (group life) or provides coverage for medical and dental costs, and income replacement for disabilities to a group of people (group health) under a master contract. Typically used by employers to provide coverage for their employees.

ICA — the Insurance Companies Act (Canada), as amended, including the regulations thereunder which apply to insurance companies that are incorporated under Canadian federal law and to foreign insurance companies that operate in Canada on a branch basis.

IFRS (International Financial Reporting Standards) — as promulgated by the International Accounting Standards Board.

in-force — an insurance or annuity contract which has not expired or otherwise been terminated.

individual life insurance — insurance which pays a stipulated sum in the event of the death of a named individual.

Letters Patent of Conversion — the letters patent issued under the ICA to effect the conversion proposal of Manufacturers Life from a mutual company to a company with common shares effective September 23, 1999.

MCCSR (Minimum Continuing Capital and Surplus Requirements) — regulatory capital requirements imposed by OSFI for Canadian federally regulated life insurance companies.

Minister of Finance — the Minister of Finance (Canada) or any Minister of State who has been delegated any of the Minister’s powers, duties and functions under the ICA.

NAIC (National Association of Insurance Commissioners) — an association of the chief insurance supervisory officials of each state, territory or possession of the United States.

NYSE Arca — NYSE Arca, Inc., an electronic stock market, that enables customers to trade equity securities and options products listed in the stock exchange markets in the United States. It engages in trading ETFs and exchange-listed securities.

OSFI — the Office of the Superintendent of Financial Institutions (Canada), the primary regulator of federal financial institutions and federal pension plans.

policy loan — a loan made to a policyholder based on the security of the cash value of a policy.

policyholder — the person who owns an insurance or annuity policy. Although the policyholder is usually the insured, in the case of group insurance the policyholder is usually the employer rather than the employee.

producer group — groups of agents and brokers who deal collectively with insurance companies in the areas of products, underwriting and compensation. A producer group also offers marketing and sales support to its members, as well as continuing education.

reinsurance — the acceptance by one or more insurers, called reinsurers, of a portion of the risk underwritten by another insurer which has directly contracted to provide the coverage. The legal rights of the policyholder are not affected by the reinsurance transaction and the insurer issuing the insurance contract remains primarily liable to the policyholder for payment of policy benefits.

retrocession — a form of reinsurance that involves the assumption of risk from a reinsurer rather than the direct writer of the policy or policies.

SCDA — The Standard Life Assurance Company of Canada.

SEC — the U.S. Securities and Exchange Commission, an agency of the United States federal government that has primary responsibility for enforcing federal securities laws and regulating the securities industry.

SEDAR — the System for Electronic Document Analysis and Retrieval, found at www.sedar.com.

segregated fund — a fund, having its own portfolio of investments, kept separate from the general fund of a life insurance company in connection with one or more insurance policies or annuity contracts under which the company’s liability to the policyholders varies with the performance of the fund.

Superintendent — the Superintendent of Financial Institutions (Canada).

surplus — the excess of assets over liabilities and other obligations in an insurance company’s financial statements calculated in accordance with applicable accounting principles.

term life insurance — a life insurance policy which pays a stipulated sum on the death of the individual life insured, provided that death occurs within a specified number of years. There is usually no cash value.

third party administrator — a company that provides administrative support, including regulatory compliance, reporting and document processing, to sponsors of group plans.

UCITS — Undertakings for Collective Investment in Transferable Securities.

underwriting — the process by which an insurance company assesses the risk inherent in an application for insurance prior to acceptance and issuance of a policy.

universal life insurance — a life insurance policy in which premiums, less expense charges, are credited to a policy account from which periodic charges for life insurance are deducted and to which interest and investment income are credited. Universal life insurance accumulates a cash value.

variable product — an insurance, annuity or pension product contract for which the reserves and/or benefits may vary in amount with the market value of a specified group of assets held in a segregated fund.

whole life insurance — a life insurance policy payable upon the death of the insured, with a fixed premium and accumulating cash values.

FINANCIAL PRESENTATION AND EXCHANGE RATE INFORMATION

The Company maintains its financial books and records in Canadian dollars and presents its financial statements in accordance with IFRS as applied to life insurance enterprises in Canada and the accounting requirements of the Superintendent. None of the accounting requirements of the Superintendent is an exception to IFRS.

Unless otherwise indicated, references in this AIF to “$,” “Cdn.$” or “dollars” are to Canadian dollars. Principal exchange rates used for currency conversion to Canadian dollars for financial statements in this AIF are summarized in the following table:

	As at and for the year ended December 31
U.S. dollar	2015	2014	2013

Statement of financial position	1.384	1.160	1.063
Statement of income	1.279	1.105	1.030

Japanese yen

Statement of financial position	0.0115	0.0097	0.0101
Statement of income	0.0106	0.0104	0.0106

Notes:	(1) Rates shown are the Canadian dollar price per U.S. dollar and Japanese yen. In accordance with IFRS, statement of financial position amounts are converted at rates on the dates indicated therein, while statement of income amounts are converted using the average rate for each quarter. The rate of exchange disclosed above for the annual statement of income is based on the rates in each quarter’s statement of income. The annual rate is approximated as the average of the quarterly rates.

(2) Rates are based upon noon rates of exchange published by the Bank of Canada.

We do business in various jurisdictions outside Canada. Fluctuations between the Canadian dollar and foreign currencies have the effect of increasing or decreasing amounts presented in our financial statements. We present certain financial performance measures on a constant currency basis1 to exclude the effect of fluctuations in these currencies versus the Canadian dollar. Amounts stated in this AIF on a constant currency basis are calculated, as appropriate, using the statement of financial position exchange rates as at December 31, 2015 and the income statement exchange rates effective for the fourth quarter of 2015.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents are incorporated by reference in and form part of this AIF:

•	MFC’s Management’s Discussion and Analysis for the year ended December 31, 2015, and

•	MFC’s consolidated financial statements and accompanying notes for the year ended December 31, 2015.

These documents have been filed with securities regulators in Canada and with the SEC and may be accessed at www.sedar.com and www.sec.gov, respectively.

[1]	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

Any website address included in this AIF is an inactive textual reference only and information appearing on such website is not part of, and is not incorporated by reference in, this AIF.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, the Company makes written and/or oral forward-looking statements, including in this document and the documents incorporated by reference in this document. In addition, the Company’s representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements in this document and the documents incorporated by reference in this document include, but are not limited to, statements with respect to the Company’s possible or assumed future results set out under “Corporate Strategy”, “General Development of the Business”, and “Business Operations”. These forward-looking statements also relate to, among other things, the Company’s objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include, but are not limited to, the factors identified under “Risk Management”, “Risk Factors” and “Critical Accounting and Actuarial Policies” and “Key Planning Assumptions and Uncertainties” in MFC’s Management’s Discussion and Analysis for the year ended December 31, 2015, in the “Risk Management” note to MFC’s consolidated financial statements for the year ended December 31, 2015 and elsewhere in MFC’s filings with Canadian and U.S. securities regulators. The forward-looking statements in this document or in the documents incorporated by reference in this document are, unless otherwise indicated, stated as of the date hereof or the date of the document incorporated by reference, as the case may be, and are presented for the purpose of assisting investors and others in understanding the Company’s financial position and results of operations, as well as the Company’s objectives and strategic priorities, and may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statements, except as required by law.

CORPORATE STRUCTURE

History and Incorporation

Manulife Financial Corporation is a life insurance company incorporated under the ICA. MFC was incorporated under the ICA on April 26, 1999 for the purpose of becoming the holding company of Manufacturers Life following its demutualization. Manufacturers Life was incorporated on June 23, 1887, by a Special Act of Parliament of the Dominion of Canada. Pursuant to the provisions of the Canadian and British Insurance Companies Act (Canada), the predecessor legislation to the ICA, Manufacturers Life undertook a plan of mutualization and became a mutual life insurance company on December 19, 1968. As a mutual life insurance company, Manufacturers Life had no common shareholders and its board of directors was elected by its participating policyholders in accordance with the ICA. Pursuant to Letters Patent of Conversion, effective September 23, 1999, Manufacturers Life implemented a plan of demutualization under the ICA and converted to a life insurance company with common shares and became the wholly owned subsidiary of MFC. Following completion of MFC’s merger with John Hancock Financial Services, Inc. (“JHFS”) on April 28, 2004, Manufacturers Life and JHFS became sister companies. MFC owns all of the outstanding common shares of Manufacturers Life and, following the merger with JHFS, MFC indirectly owned all of the outstanding shares of common stock of JHFS.

On December 31, 2009, MFC consolidated its U.S. operating life insurance company subsidiaries and merged JHFS into The Manufacturers Investment Corporation, an indirect wholly owned subsidiary of Manufacturers Life. Also on December 31, 2009, John Hancock Life Insurance Company and John Hancock Variable Life Insurance Company, both Massachusetts domiciled insurers and subsidiaries of JHFS, merged into John Hancock Life Insurance Company (U.S.A.)(“John Hancock USA”), an indirect wholly owned subsidiary of Manufacturers Life domiciled in Michigan.

On January 30, 2015, Manufacturers Life acquired the Canadian-based operations of Standard Life plc. On July 1, 2015, SCDA was wound-up into Manufacturers Life.

MFC’s head office and registered office is located at 200 Bloor Street East, Toronto, Canada, M4W 1E5.

Intercorporate Relationships

The Company conducts its business activities through subsidiary companies in Canada, the United States, Barbados, Japan, the Philippines, Singapore, Indonesia, Taiwan, Thailand, Vietnam and Cambodia. The Company operates through branches of subsidiaries in Hong Kong, Macau, Barbados and Bermuda. In mainland China, the Company operates through joint ventures established with local companies. In Malaysia, the Company operates through a publicly traded corporation, which is approximately 59% owned by the Company. The Company also has asset management operations through subsidiary entities in England, Australia, New Zealand, and Brazil, as well as in certain of the other jurisdictions referred to above.

The significant subsidiaries of MFC, including direct and indirect subsidiaries, and MFC’s direct and indirect voting interest therein, are listed in Note 21 (Subsidiaries) of MFC’s consolidated financial statements for the year ended December 31, 2015. These companies are incorporated in the jurisdiction in which their head office or registered office is located.

CORPORATE STRATEGY

Manulife’s corporate strategy includes three global themes:

1.	We seek to develop more holistic and long-lasting customer relationships through the following:

a)	Building a 360 degree view of the customer to engage our customers in more customized and thoughtful sales conversations.

b)	Delivering a simpler, more customer needs-focused experience.

c)	Equipping our distributors with tools that enable them to effectively meet a broader range of customer needs.

d)	And where appropriate, growing the channels where we have more control of the end-to-end customer experience and where a broader range of customer needs can be met. This includes growing direct channels and advice channels that can be accessed anytime, anywhere.

2.	We will continue to build and integrate our global wealth and asset management businesses as well as expand our investment and/or sales offices into key markets, not restricting ourselves to geographies where we currently have, or expect to have, insurance operations.

3.	We will leverage skills and experiences across our international operations.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

In 2013, the Company completed a number of acquisitions. In Canada, the Company acquired Benesure Canada Inc. to strengthen its leading position as a provider of mortgage insurance solutions to the mortgage broker market. The Company also assumed the travel insurance coverage originally sold by RBC Insurance Company of Canada through travel agencies, solidifying its position as the leading provider of travel insurance in Canada. In the U.S., the Company acquired Symetra Investment Services, Inc., a registered broker-dealer/investment advisor to further strengthen its distribution platform. In Malaysia, the Company acquired MAAKL Mutual Bhd, to strengthen its position in the Malaysian wealth management market. In addition to these acquisitions, the Company sold its life insurance business in Taiwan.

In 2014, the Company announced two strategic acquisitions. In Canada, the Company announced an agreement to acquire the Canadian-based operations of Standard Life plc, which increases the Company’s presence in Quebec and accelerates its growth strategy in Canada, particularly for its wealth and asset management businesses, including group retirement. The $4 billion acquisition was partially financed through the issuance of $2,260 million of subscription receipts, which automatically exchanged on a one-for-one basis for common shares of the Company when the acquisition closed on January 30, 2015. In the U.S., the Company announced an agreement to acquire the retirement plan services business of New York Life with New York Life net reinsuring 60% of the legacy John Hancock par life insurance block. By combining New York Life’s strength and expertise in the mid-case and large-case retirement plan markets with the Company’s leadership in the small-case plan market, the Company will significantly expand its market presence and become one of the major plan providers in the U.S. In Asia, the Company entered into several new bancassurance agreements.

In 2015, the Company closed the previously announced transactions with Standard Life plc. and New York Life. Additionally, we announced two strategic partnerships in Asia. The first strategic partnership announced was a 15-year regional life bancassurance agreement with DBS Bank Ltd. Effective January 1, 2016, the Company has become the exclusive provider of bancassurance solutions to DBS Bank Ltd.’s six million retail, wealth and small and medium-sized enterprises (“SME”) customers in four mutually significant markets, namely Singapore, Hong Kong, Indonesia and mainland China. Under the agreement, initial payments were made by Manulife to DBS Bank Ltd. totaling US$1.2 billion with the final instalment made on January 4, 2016, all of which Manulife funded from internal resources. The second strategic partnership announced was a 15-year pension distribution partnership with Standard Chartered, which provides the Company the exclusive right to offer its Mandatory Provident Fund (“MPF”) product to Standard Chartered’s customers in Hong Kong. As part of the arrangement, the Company will acquire Standard Chartered’s existing MPF and Occupational Retirement Schemes Ordinance (“ORSO”) businesses. This arrangement will significantly expand the Company’s pension business in Hong Kong, and will strengthen its position as the second largest MPF provider as measured by assets under management and as the largest MPF provider as measured by net cash flows2. The transaction is anticipated to close in the second half of 2016, subject to the receipt of all necessary approvals and other customary closing conditions. The Company also announced several smaller bancassurance agreements in Asia. In 2015, in addition to the common shares issued for the Standard Life acquisition, the Company issued $2.1 billion of subordinated debentures, and $2.6 billion of preferred shares and senior and medium term notes were redeemed or matured.

BUSINESS OPERATIONS

Information about the Company’s business and operating segments is discussed below. Additional information about the Company’s business and operating segments is contained in MFC’s Management’s Discussion and Analysis for the year ended December 31, 2015, on pages 24 to 44 inclusive.

The Company is a leading international financial services group providing forward-thinking solutions to help people with their big financial decisions. The Company operates as Manulife in Canada and Asia and as John Hancock in the United States. We provide financial advice, insurance and wealth and asset management solutions for individuals, groups and institutions. Our principal operations are in Asia, Canada and the United States where we have served customers for more than 100 years. Manulife also provides investment management services with respect to the Company’s general fund assets, segregated fund assets, mutual funds, and to institutional customers. The Company also offers specialized property and aviation retrocession products.

[2]	Based on The Gadbury Group MPF Market Shares Report as of June 2015.

As at December 31, 2015, the Company had more than 33,000 employees and operated in more than 20 countries and territories. The Company’s business is organized into three major operating divisions: Asia Division, Canadian Division and U.S. Division. In addition, asset management services are provided by the Company’s Investment Division, operating as Manulife Asset Management. Each division has profit and loss responsibility and develops products, services, distribution and marketing strategies based on the profile of its business and the needs of its market. The Investment Division’s external asset management business is included under the Corporate and Other reporting segment. The Company’s property and casualty reinsurance business line is reported under the Corporate and Other reporting segment. This business line is a well-established participant in the highly specialized property retrocession market.

The approximate number of employees for each of the Company’s divisions and reporting segments as at December 31, 2015 was as set out below3.

Asia Division	10,000
Canadian Division	10,600
U.S. Division	6,600
Corporate and Other	6,300

SELECTED FINANCIAL STATISTICS BY DIVISION

The following table provides a breakdown by operating division of the Company’s net income (loss) attributed to shareholders, core earnings (loss)4, premiums and deposits4 and assets under management and administration4 as at and for the years ended December 31, 2015 and December 31, 2014.

Division ($ millions)	Net Income (Loss) Attributed to Shareholders		Core Earnings (Loss)[4]		Premiums and Deposits[4]		Assets Under Management and Administration[4]
	2015	2014	2015	2014	2015	2014	2015	2014
Asia Division	1,176	1,247	1,305	1,008	28,800	17,897	107,557	87,083
Canadian Division	486	1,003	1,258	927	29,344	21,619	218,686	158,904
U.S. Division	1,531	2,147	1,537	1,383	70,618	50,153	537,302	398,529
Corporate and Other	(1,002)	(896)	(672)	(430)	22,240	8,262	71,631	46,613
Total	2,191	3,501	3,428	2,888	151,002	97,931	935,176	691,129

[3]	Divisional numbers include Global Resourcing employees, who are located in the Philippines, Malaysia and China and are assigned to the Divisions.
[4]	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

ASIA DIVISION

Manulife has operated in Asia since 1897. Today, we are a pan-Asian financial services provider with insurance and wealth and asset management operations across twelve markets. We operate in Hong Kong, the Philippines, Singapore, Indonesia, Taiwan, mainland China, Macau, Japan, Vietnam, Malaysia, Thailand and Cambodia.

The Company operates through subsidiaries in Japan, the Philippines, Singapore, Indonesia, Taiwan, Thailand, Vietnam and Cambodia, and through branches of a subsidiary in Hong Kong and Macau. Since the Macau operations are managed in Hong Kong, they are reported as part of the Hong Kong operations. In mainland China, the Company operates through joint ventures. In Malaysia, the Company operates through a publicly traded corporation with an ownership stake of approximately 59%. In 2011, we established a new holding company, Manulife Financial Asia Limited, which in 2012 became the parent company of all our Asia subsidiaries, other than those subsidiaries in Indonesia.

We offer a diverse portfolio of products and services, including life and health insurance, annuities, mutual funds and retirement solutions that cater to the needs of individuals and corporate customers. To reach our customers, we distribute products through a multi-channel network, including bank partners, independent agents, financial advisors and brokers, and more than 63,000 exclusive agents, serving over 8 million customers. The bank partnerships include a regional partnership with DBS Bank Ltd., effective January 1, 2016, which along with six other exclusive partnerships gives us access to almost 18 million bank customers.

Hong Kong and Macau

In Hong Kong, we offer individual life and health insurance, group life and health insurance, pension products and wealth management solutions, including mutual funds. In Macau, we provide primarily individual life and health insurance protection products and pension products. The life insurance market in Hong Kong is competitive with major competitors including both insurance companies and large banks. This is also the case in the Hong Kong pension market. As at December 31, 2015, the Company had over 7,000 agents in Hong Kong and Macau.

Individual Operations

Hong Kong’s Individual business provides a comprehensive range of life insurance, living benefits and wealth accumulation plans that can be tailored to meet customers’ medium and long-term financial planning needs.

Life insurance products are primarily marketed through the Company’s exclusive agents. These agents develop and manage a client base with the objective of creating long-term relationships with customers. The exclusive agency force continues to be the primary distribution channel for the Company in the Hong Kong Individual business. In tandem with continued growth in the agency channel, the Company is also actively expanding into other distribution channels including bancassurance and brokerage.

Group Operations

Hong Kong’s Group businesses provide life and health insurance and pension products, mainly to small and medium-sized businesses. Group products include group term life insurance, major medical and outpatient plans as well as defined contribution pension plans. Group products are distributed through the Company’s exclusive agents as well as through brokers. Hong Kong’s Group pension business launched the MPF business line in 2000 and the Company continues to expand its MPF customer base, to both group and individual customers. The Group pension business is built primarily on service rendered by our exclusive agents and a fund spectrum built on a multi-manager platform, along with our comprehensive e-administration service suite and focused marketing to individual MPF accounts. We also market our life and health insurance and pension products in Macau through our exclusive agents located there.

Wealth and Asset Management Operations

Leveraging the global strength and investment expertise of the Company and working closely with specially appointed investment experts, Hong Kong’s Wealth and Asset Management Operations provides a diverse suite of funds to investors with various risk appetites, geographical, sector and asset class preferences.

The Company continues to focus on growing its wealth and asset management business by maintaining and strengthening existing distribution relationships through banks, brokers and our agency force and capitalizing on new distribution opportunities as they arise.

Japan

The Japanese market, characterized by an aging population, is a mature insurance market with a number of large international and domestic competitors. In order to pursue growth in this market, the Company continues to invest in the corporate insurance business as well as to pursue a strategy to grow the retail business through multi-channel distribution with a particular focus on meeting the needs of pre-retirees and retirees through advice-based, holistic planning across savings, investment and insurance.

The Company’s insurance product offerings are marketed through our proprietary sales force, the independent agent or managing general agent (“MGA”) channel and bank partners. We continue to expand and enhance our wealth product solutions and distribution relationships while our wealth and asset management business continues to expand distribution and access to the Company’s global suite of funds for investors resident in Japan.

Indonesia

Indonesia is an important contributor to our Asia Division results and we intend to continue to grow our business in this country. The Company distributes a range of individual and group life and health insurance products, group pension products, wealth management products and mutual funds in Indonesia. Products are marketed primarily through agents and banks. With a population of approximately 250 million people and low insurance penetration rates, there are a number of large international and domestic competitors in the Indonesia market.

We continue to expand our distribution network, broaden product offerings and build our brand through client centricity initiatives to better serve our customers. We also continue to promote a differentiation strategy which is to provide a one-stop-shop to service all wealth and health needs through life stages. This strategy is serviced by professional agents and distribution partners trained in needs-based selling and also supported by convenient and reliable service.

Other Markets

In the Philippines, Singapore, Taiwan, mainland China, Vietnam, Malaysia, Cambodia and Thailand (collectively, “Asia Other Territories”), the Company distributes a range of individual life and health insurance and wealth management products. Group life and health insurance and pension products are also sold in some of these territories. Products are marketed through our agency force, bank channels, brokerage, independent financial advisors and telemarketing.

In Asia Other Territories, the Company continues to invest in its professional agency force. We are also focused on diversifying our distribution channels, strengthening bank partner relationships, improving our product competitiveness and developing our wealth and asset management businesses.

Competition

The life insurance industry in Asia remains competitive. Most Asian territories have concentrated markets with the top three players having over 40% market share of total premium income. As one of the few foreign insurance companies with a broad Asian footprint and scale in both the developed insurance markets and developing insurance markets, management believes that the Company is well positioned to benefit from the potential in the region. The Company’s competitive advantages include: strong focus on customer experience, distinctive wealth and asset management capabilities enabling us to offer integrated solutions, large and growing proprietary agency force, growing distribution relationships with leading banks, and strong focus on digital customer engagement.

CANADIAN DIVISION

Serving one in five Canadians, we are a leading financial services organization in Canada. We offer a diverse range of protection, estate planning, investment and banking solutions through a diversified multi-channel distribution network, meeting the needs of a broad marketplace.

The Canadian Division businesses are aligned within four pillars focused on Retail Markets, Institutional Markets, Banking and Advisory Services.

Retail Markets provides broad-based solutions targeting middle- and upper-income individuals and business owners, which are sold mainly through independent advisors. We offer life and living benefits (disability, critical illness and long-term care) insurance; mutual funds; structured products; segregated fund products, GICs and fixed annuities.

Institutional Markets provides group life, health, disability and retirement solutions to Canadian employers through consultants and brokers, as well as independent advisors. We also provide international employee benefits management to multinational corporations. Individual life, health and specialty products, such as travel insurance, are offered through alternative distribution channels, including sponsor groups and associations, as well as direct-to-consumer marketing.

Manulife Bank of Canada (“Manulife Bank” or the “Bank”) offers investment loans and mortgages, including our innovative Manulife One product, GICs and high interest savings accounts to provide Canadians with flexible debt and cash flow management solutions as part of their financial plan.

Advisory Services supports the other pillars through sales and referrals of financial solutions and advice to customers and advisors. Advisory Services includes our advisor partners licensed through Manulife Securities Incorporated and Manulife Securities Investment Services Inc. (collectively, “Manulife Securities”), and the Independent Advisor Channel; Manulife Capital Markets, which provides Manulife Securities advisors access to a wide range of financial products; and Manulife Private Wealth, which provides affluent clients with an integrated approach to wealth management through discretionary investment management, private banking and estate services.

The acquisition of the Canadian-based operations of Standard Life plc, completed in January 2015, contributes to our growth strategy, particularly in wealth and asset management. The transaction is transformative to our group retirement business as it doubled our group customer base and added approximately $32 billion to our assets under management. It also added approximately $7 billion to our mutual fund assets under management, and enhanced our presence in Quebec.

Retail Markets

•	Individual Insurance

Individual Insurance offers a range of insurance solutions including universal life, term life, whole life and living benefits products. Individual Insurance focuses on a combination of competitive products, professional advice and quality customer service to increase market share in the middle- and upper-income individual, family and business-owner markets.

The Company’s strategy is to offer a wide range of products tailored to specific markets.

Individual Insurance’s products are distributed primarily through independent advisors who customarily sell the Company’s products, as well as those of other life insurance companies. A network of regional offices provides product, marketing and sales support, tax and estate planning expertise and financial planning tools to support independent advisors across Canada.

•	Manulife Investments

Savings and retirement solutions offered under the Manulife Investments brand include mutual funds, segregated fund products, fixed annuities, GICs and structured products. The target market for Manulife Investments is middle- and upper-income individuals in the pre-retirement and retirement years.

Our objective is to continue to grow our retail and institutional mutual fund business through diversified fund selection and strong fund performance, and by expanding our distribution partnerships. The Company’s segregated fund product offerings allow investors to build customized portfolios to meet financial goals through a series of flexible options for income, estate planning and investment needs with an investment line-up that includes 243 funds. Fixed rate products such as annuities and GICs are designed to provide individuals with a regular retirement income stream from funds deposited to their accounts.

Annuity products and GICs are distributed through independent advisors, advisors in general agencies and licensed representatives in full service brokerage firms. Mutual funds are sold through advisors regulated by the Mutual Fund Dealers Association (“MFDA”) or the Investment Industry Regulatory Organization of Canada (“IIROC”). Structured products are sold by full service brokers who are regulated by IIROC. The Company had relationships with approximately 4,400 independent advisors, as well as approximately 26,300 general agency brokers and more than 40,300 full service brokers with investment dealer firms as at December 31, 2015.

Institutional Markets

•	Group Benefits

Group Benefits offers a range of group life and health insurance products and services to more than 22,000 Canadian businesses and organizations of all sizes. Group Benefits helps protect the health and well-being of almost six million Canadians, offering traditional and flexible benefit programs that include features such as short-term and long-term disability protection, absence management solutions, critical illness, dental coverage, supplementary health and hospital coverage, drug plan coverage and accidental death and dismemberment protection.

Group Benefits is focused on four market segments: large, medium, small and trusteed plans. Group Benefits products are distributed through a number of distribution channels, including a national network of regional offices that serves major centres across Canada providing local services to clients and distribution partners. Effective client relationship management is key to building customer satisfaction and loyalty, and the Group Benefits distribution model is aligned to meet this objective. Account executives work with a network of consultants, brokers and advisors who have been contracted by client companies to analyze and recommend an appropriate benefits solution and provider. Client managers, supported by service representatives in each regional office, facilitate the implementation of new business and are responsible for ongoing relationship management.

Group Benefits focuses on delivering benefit solutions to meet the needs of its customers. For many employers, this means balancing the objective of providing their employees with highly valued benefits plans with the cost of those benefits. This is achieved by providing flexible, customized solutions that address employer concerns while improving the health and productivity of employees. Group Benefits strategies to further grow market share include: targeting the small- and medium-sized market segments with affordable products in an “easy to do business with” manner; developing regions with lower market share; expanding distribution reach by leveraging MGA, National Accounts and other alternate channels; and cross-selling with Group Retirement Solutions (“Group Retirement”) and other Canadian Division businesses.

•	Group Retirement

Group Retirement offers a breadth of flexible retirement savings solutions for Canadian employers, including defined contribution pension plans, deferred profit sharing plans, non-registered savings plans, employee share ownership plans, investment-only services for defined benefit plans and group annuities. Group Retirement provides a comprehensive range of services to support these offerings, including a well-diversified choice of investment managers and funds that includes multi-manager mandates; an array of reports and automated tools targeted at helping plan sponsors manage their programs easily while fulfilling governance requirements; and robust education, information and reporting tools for individual members.

Group Retirement works with a network of market sources, typically brokers and consultants, to meet the needs of clients across the marketplace. Brokers concentrate on small and mid-sized enterprises, but occasionally represent larger customers, while consultants almost exclusively focus on large and jumbo-sized client companies. For brokers, the combination of a diverse fund line-up, internet presence and strong governance support makes Group Retirement a competitive presence in a growing market. Consultants have access to flexible plan design supported by a growing number of automated services and a proven implementation approach with custom education programs.

Group Retirement is focused on the development and enhancement of solutions to support the accumulation of retirement assets and uses of those assets to provide income in retirement.

•	Affinity Markets

The Company is a leading provider of life, living benefits, health and travel insurance to affinity organizations in Canada, including professional, alumni and retiree associations and financial and retail institutions. Its products are also marketed directly to consumers, as well as through advisors and other intermediaries, such as travel agents and mortgage brokers. Affinity Markets insured approximately three million customers as at December 31, 2015. We use a variety of sales and marketing approaches including direct mail, television advertising, response advertising and the internet.

Management’s strategy for Affinity Markets is to maintain and enhance its strong market position by expertly servicing and cross-selling its block of long-standing in-force clients and expanding its specialized products and distribution channels, while leveraging innovative marketing strategies.

Affinity Markets includes the International Group Program (“IGP”) which provides international group employee benefits management for multinational corporations. IGP reinsures a portion of the group insurance contracts issued to subsidiaries and affiliates of multinational organizations through its global network of life insurance companies, called “Network Partners” and pools the profit and loss experience of these contracts. IGP has a leading position in the North American market and is seeking to grow in Europe and Asia.

Banking

Manulife Bank is a leader in banking solutions offered primarily through financial advisors, including savings and chequing accounts, GICs, lines of credit, investment loans, mortgages and other specialized lending programs. Its flagship product, Manulife One, enables customers to consolidate their personal finances into a single all-in-one financial account. This account combines savings and chequing with a traditional mortgage and home equity line of credit, offering customers the potential to pay down their debts more quickly and generate additional cash flow. The Bank’s distribution network was recently restructured and consists of a team of highly trained District Vice Presidents, Business Development Consultants, Retail Lending Specialists, Business Banking Consultants, and an inside sales team, who support advisors in providing customers with access to solutions-based banking products as part of a comprehensive financial planning strategy. At December 31, 2015, Manulife Bank had $21.6 billion in total assets and was Canada’s ninth5 largest domestic bank.

Advisory Services

Advisory Services provides support to the Canadian Division through approximately 3,000 independent advisors located across Canada, who provide counsel for over $40 billion of clients’ wealth assets and $100 billion in face value of insurance policies. Approximately 1,750 independent insurance advisors have direct contracts with Manufacturers Life for sales of insurance policies and 1,275 independent advisors are licensed through Manulife Securities, regulated by either the MFDA or IIROC.

Manulife Private Wealth (“MPW”) has branch locations in Toronto, Vancouver, and in October 2015 opened a Local Representative Office in Hong Kong to serve high net worth investors in the process of emigrating to Canada. MPW offers consolidated private investment counseling and private banking services specifically designed to meet the financial needs of high net worth clients. MPW provides clients with a high level of personalized service from investment counselors and private bankers, leveraging the investment experience of Manulife Asset Management, banking products and services of Manulife Bank, products and services from Manulife Capital Markets, as well as strategies from Manulife’s Tax and Estate Group.

Competition

The Canadian life and health insurance industry is led by larger insurance companies. Smaller competitors and niche players keep pressure on prices in the more commodity-like products as they attempt to gain market share. Some of the products offered by the Canadian Division contain an investment component that places them in competition with products offered not only by other life insurance companies but also by banks, mutual fund companies and

[5]	Based on information available through OSFI for assets as at December 31, 2015.

investment dealers. The wealth management market continues to be led by larger companies, with more than 60% of the mutual fund market controlled by the top ten companies6.

Individual Insurance’s primary competitors include Canadian insurance companies and branches of non-Canadian insurance companies, with growing competition from banks. In the group benefits marketplace, the major competitors are large insurance companies. Regional carriers are also extremely competitive in some parts of the country, and small carriers that specialize in a particular niche product or segment, as well as third-party administrators, have increased their presence in the marketplace. Key competitors for wealth management products and services (including Manulife Bank) are the other Canadian insurance companies, as well as mutual fund companies and banks.

U.S. DIVISION

The U.S. Division operates under the John Hancock brand. Our well-known brand provides a strong foundation for our businesses. The U.S. Division leverages our trusted brand to provide innovative solutions to meet our customers’ wealth and protection needs.

U.S. Division consists of U.S. Insurance and U.S. Wealth Management businesses. U.S. Insurance, which consists of JH Life and JH Long-Term Care businesses, offers life, wealth accumulation and long-term care insurance solutions to select markets. U.S. Wealth Management, which consists of JH Wealth Asset Management and JH Annuities businesses, provides clients with a wide selection of investment and retirement savings solutions for their personal, family and business needs.

In this section of this AIF, “John Hancock” means, collectively, those U.S. Division business units that offer products and services under the John Hancock brand, with operations in several of the Company’s U.S. subsidiaries.

In addition to utilizing a wide variety of distribution channels and networks, the U.S. Division offers products and services through a recognized and established affiliated retail network, Signator Investors Inc. (“Signator”), formerly John Hancock Financial Network. With an open product platform including a comprehensive range of investment and protection products from leading carriers, Signator helps financial professionals meet client needs. Signator provides a wealth of resources to support business and professional development, giving entrepreneurial financial professionals the power to effectively build unique businesses, based on their own vision and market opportunity. During the fall of 2015, Signator announced that it has agreed to acquire certain assets of Transamerica Financial Advisors, Inc., a Transamerica company. This acquisition will strengthen Signator’s position as a leading independent broker dealer in the U.S., providing increased scale that will allow it to continue to provide the resources and technology to help its advisors efficiently grow their businesses. The transaction is expected to close during the second quarter of 2016 subject to the receipt of all necessary approvals and customary closing conditions.

U.S. Insurance

U.S. Insurance provides life and long-term care insurance products and services to select markets through a multi-channel distribution network, including Signator. These products are designed to provide insurance protection for individuals, estates, and businesses, as well as care advisory and retirement solutions and services.

JH Life

JH Life provides a broad range of protection and accumulation oriented life insurance products to individuals to meet their protection, estate, business planning and other financial needs. The business has capacity to place large individual insurance policies due to large retention limits of US$30 million for single lives and US$35 million on survivorship cases. We are creating a more modern buying experience supported by technology to allow us to present our customers with the right product at the right time. Several strategic growth initiatives were launched in 2015 to further this objective, including:

•	An innovative wellness program in partnership with The Vitality Group, Inc., the global leader in integrating wellness benefits with life insurance products. These products offer customers savings on premiums and the potential to earn valuable rewards and discounts by engaging in a healthy lifestyle.

[6]	Source: Reporting from the Investment Funds Institute of Canada as of December 31, 2015.

•	An increased emphasis on term life offerings, designed to meet the protection needs of middle market customers.

•	Significant investments in streamlining our customer intake and underwriting processes, in order to reduce the time between the submission of policy applications and policy issuance.

In addition to term life, JH Life offers single and survivorship universal life and variable universal life insurance products, as well as specialized COLI products. The rate of investment return on universal life insurance policies may change from time to time due to factors such as the investment performance of the universal life asset portfolio, but is subject to minimum guaranteed rates. Variable universal life insurance products offer clients an opportunity to participate in the equity market by investing in segregated funds.

JH Life has successfully transitioned its product portfolio in recent years in response to the persistent low interest rate environment. The business has introduced new universal life products that are intended to perform well for customers in the current markets and have an improved risk profile for the Company. The products are positioned to highlight the value of flexibility and liquidity through policy cash values as well as the potential for improved performance if investment returns increase over time. In addition, our indexed universal life portfolio of products offer customers capital market upside potential through positive S&P 500 index returns while providing a minimum policy crediting rate of zero on an annual basis. The Company’s policy is to fully hedge the risk related to the S&P 500 return. The sales of universal life products with lifetime low cost guarantees have been de-emphasized through pricing actions and represented approximately 1% of total U.S. life insurance sales in 2015.

Products are sold through a multi-channel distribution strategy that includes Signator as well as third-party producers. Third-party channels include independent agents, brokerage general agents, producer groups, broker-dealers and banks. The business actively develops and maintains its relationships with these distributors by providing technical support, delivery of competitive products, product education, and advanced marketing and sales support. Over the years, the business has solidified its strong shelf-space position with key distributors and broadened its distribution channels by establishing new relationships with broker-dealers, producer groups and banks.

JH Long-Term Care

JH Long-Term Care provides insurance to individuals and groups to cover the costs of long-term care services including nursing homes, assisted living care facilities, adult day care and at-home care when an insured is no longer able to perform the ordinary activities of daily living or is cognitively impaired. The business also administers long-term care benefits for employees of the United States federal government.

JH Long-Term Care has a leadership position in the long-term care market in the United States. It has expertise in all aspects of long-term care operations, from product development to claims processing. Its products are sold to individuals through a multi-channel distribution strategy that includes Signator as well as traditional independent agents, general agents, producer groups, broker-dealers and wirehouses.

JH Long-Term Care’s focus continues to be on managing the existing in-force business and developing new products that are consistent with management’s objectives. To that end, in 2015 the Company launched the innovative Performance LTC product, which is designed to reduce the Company’s risk and earnings volatility via an integrated mechanism to share investment, morbidity, mortality, and lapse performance through the product design, without the need to seek regulatory approvals, while offering customers an affordable benefit. The business continues to concentrate its efforts on maintaining and strengthening current distribution relationships that are critical to the success of our future product direction, while exploring additional product innovations. We remain an active participant in the Long-Term Care insurance market and continue to focus on developing products that provide customer value through simplified and more transparent design.

U.S. Wealth Management

U.S. Wealth Management provides a variety of investment and retirement savings solutions and services to select individual and business markets. U.S. Wealth Management is focused on growth of its higher return fee-based asset management businesses. We will seek to accomplish this by capitalizing on our strong brand name, innovative and broad product offerings, expanding distribution opportunities and superior customer service, while maintaining strong financial discipline and risk management in the products we offer.

For those customers who want a simplified approach to investing, U.S. Wealth Management provides Lifestyle and Target Date Portfolios, which are pre-packaged, diversified funds-of-funds. The Lifestyle Portfolios are target-risk funds that are designed to match the needs and risk tolerance of a wide range of customers, from conservative to aggressive. The Target Date Portfolios are target-date funds that are designed to automatically adjust to more conservative investments as a customer’s expected retirement date approaches. The Lifestyle and Target Date Portfolios are constructed using a multi-step process that draws on the expertise of our diverse multi-manager investment platform combined with our asset allocation expertise.

JH Wealth Asset Management

The JH Wealth Asset Management business includes the operations of JH Retirement Plan Services and JH Investments.

•	JH Retirement Plan Services

JH Retirement Plan Services (“JHRPS”) offers retirement plan record keeping, investment administration, communication and consulting services to businesses and unions of all sizes. With its full suite of products, JHRPS can provide small plans with high levels of service using a 401(k) group annuity product “JH Signature” in partnership with third party administrators. Larger companies and unions use “JH Enterprise” and “JH Total Retirement Services” products which offer full support for the more complex retirement structures typical of larger organizations, including defined benefit and non-qualified deferred compensation arrangements.

JHRPS’ products are marketed by sales account executives primarily to third party advisors and consultants, including those who specialize only in retirement plans. JHRPS provides support to third party administrators in the form of direct data links, training, marketing, educational programs and access to e-commerce functionality. JHRPS has also established advisory councils of third party administrators, plan sponsors and advisors that provide feedback on product development and marketing strategies. As part of its commitment to the growing broker-dealer and financial planner channels, JHRPS offers on-line marketing, educational and client/broker-dealer administrative support through its broker website.

•	John Hancock Investments

John Hancock Investments provides diverse capabilities to help serve its clients with products, including open-end mutual funds, closed-end mutual funds, College Savings Plan, ETFs, managed accounts, retirement products, and UCITS (Undertakings for Collective Investment in Transferable Securities). John Hancock Investments sponsors its products and offers a multi-manager investment platform sub-advised by both our affiliated John Hancock Asset Management investment unit and various external investment management firms. Distribution is through wirehouses, regional brokerage firms, planners, financial institutions and insurance broker-dealers. The College Savings Plans are offered by the Educational Trust of Alaska and administered by T. Rowe Price Group to help middle-income and high net-worth clients save for post-secondary education by offering a multi-managed product platform with various flexible investment options.

John Hancock Investments offers a leading, manager-of-managers model with an asset allocation mind set. It partners with both affiliated and non-affiliated asset managers through objective manager selection and diligent oversight, providing fund security holders with access to highly rated managers on an exclusive basis. Management’s goal is for JH Investments to be a top-tier provider of a diverse line of mutual funds managed by world-class institutional asset managers that helps customers to realize their financial goals. To achieve this goal, management is focused on product manufacturing, marketing, distribution and service. Its product portfolio consists of an extensive selection of open-end equity and fixed-income funds, a suite of Lifestyle and Target Date Portfolio asset allocation funds, a number of closed-end funds and separate account strategies, and more recently ETFs, and UCITS for international clients. On June 29, 2015, John Hancock Investments launched John Hancock Investments PLC, a Dublin-domiciled UCITS platform. The firm made available four of its highly rated investment strategies targeted at non-U.S. residents and UCITS model programs of our U.S. distribution partners. On September 29, 2015, John Hancock Investments launched six strategic beta John Hancock Multifactor ETFs, which trade on the NYSE Arca. Distribution resources have been expanded to support critical sales channels such as Edward Jones and banks, as well as opportunities within the institutional, registered investment advisers and defined contribution investment only channels.

JH Annuities

Effective March 2013, JH Annuities suspended new sales of annuities products. JH Annuities continues to actively manage an in-force block of fixed and variable annuity business consisting of approximately US$69 billion of AUMA and over 900,000 contracts and participants.

Competition

Each of the markets in which the U.S. Division operates is highly competitive. Competitors in the U.S. life and long-term care insurance markets vary across product lines, but are primarily other large insurance companies that distribute comparable products through similar channels. Competitive advantage is based on the ability to develop flexible product features to meet individual customer needs, and to develop and service a variety of distribution channels. U.S. Insurance’s competitive strengths include product innovation, underwriting expertise, access to multiple distribution channels, and high quality customer service. Our competitive position is enhanced by our scale and leadership in the life and long term care insurance markets, as well as the strength of the John Hancock brand.

U.S. Wealth Management’s competitive strengths include strong brand recognition, product innovation, multiple distribution channels, high quality customer service and wholesaling excellence. In the JH Wealth Asset Management segment, competitors of JHRPS are insurance companies, mutual fund firms and payroll companies that compete on investment options/performance, service quality/product platform, the ability to add value for customers and price. Competitors of JH Investments include mutual fund and insurance companies that compete based on fund performance, investment innovation and distribution capability.

INVESTMENT DIVISION

The Investment Division has two major businesses: management of the Company’s General Fund assets and Manulife Asset Management (“MAM”), a leading global asset management business.

General Fund

Our investment philosophy for the General Fund is to invest in an asset mix that optimizes our risk-adjusted returns and matches the characteristics of our underlying liabilities. We follow a bottom-up approach which combines our strong asset management skills with an in-depth understanding of the characteristics of each investment to ensure high credit quality is maintained in our fixed income assets while also ensuring that we appropriately diversify across asset classes to achieve higher risk adjusted returns. The General Fund assets of the Company are invested primarily in investment grade public and private bonds and commercial mortgages. We also invest in public equities and alternative long-duration assets, including: real estate, power and infrastructure, private equities, oil and gas, and timberland and farmland properties.

Further information on the invested assets and the Asset Liability Management Strategy can be found in MFC’s Management’s Discussion and Analysis for the year ended December 31, 2015.

Manulife Asset Management

MAM provides comprehensive asset management solutions to institutional clients (such as pension plans, foundations, endowments and financial institutions) and investment funds, and investment management services to retail clients through product offerings of Manulife and John Hancock. Our expertise extends across a broad range of public, private, and alternative asset classes, as well as asset allocation solutions. In 2015, the acquisition of the Canadian-based operations of Standard Life plc expanded MAM’s liability-driven investment (“LDI”) solutions capabilities. In addition, to support its European distribution focus, the firm created a Dublin-based UCITS fund structure.

Our competitors are made up of a disparate group of global institutional asset management companies, each of whom competes with us in distinct asset classes. MAM’s key competitive differentiators include broad real and alternative asset offerings, multi-asset solution and LDI capabilities, and alignment of interests with our clients through General Fund co-investment.

Further information on the assets managed by MAM and its strategy can be found in MFC’s Management’s Discussion and Analysis for the year ended December 31, 2015.

PUBLIC ACCOUNTABILITY STATEMENT

We report on the economic, environmental and social dimensions of our products and services, operations and community activities annually in Manulife’s Public Accountability Statement. The report details our commitment to social responsibility, environmental sustainability, excellence in business conduct and corporate governance. This document can be found in the Corporate Citizenship section of the Company’s website at www.manulife.com/pas.

RISK FACTORS

Manulife is a leading international financial services group offering insurance, wealth and asset management products and other financial services. These businesses subject the Company to a broad range of risks. Our goal is to strategically optimize risk taking and risk management to support long-term revenue, earnings and capital growth. We seek to achieve this by capitalizing on business opportunities and strategies with appropriate risk/return profiles; establishing sufficient management expertise to effectively execute strategies, and to identify, understand and manage underlying inherent risks; pursuing strategies and activities aligned with the Company’s corporate and ethical standards and operational capabilities; pursuing opportunities and risks that enhance diversification; and making risk taking decisions with analyses of inherent risks, risk controls and mitigations, and risk/return trade-off.

An explanation of the broad categories of risks facing the Company and Manulife’s risk management strategies for each category as well as a discussion of the specific risks and uncertainties to which our business operations and financial condition are subject can be found in the sections entitled “Risk Management” and “Risk Factors”, respectively, in MFC’s Management’s Discussion and Analysis for the year ended December 31, 2015.

As noted under “Caution Regarding Forward-Looking Statements”, forward-looking statements involve risks and uncertainties and actual results may differ materially from those expressed or implied in such statements. Strategic risk, market risk, liquidity risk, credit risk, insurance risk and operational risk are the major categories of risk described in the sections of MFC’s Management’s Discussion and Analysis referred to above. These risk factors should be considered in conjunction with the other information in this AIF and the documents incorporated by reference herein.

GOVERNMENT REGULATION

As an insurance company, Manulife is subject to regulation and supervision by governmental authorities in the jurisdictions in which it does business. In Canada, the Company is subject to both federal and provincial regulation. In the United States, the Company is primarily regulated by each of the states in which it conducts business and by federal securities laws. The Company’s Asia operations are similarly subject to a variety of regulatory and supervisory regimes in each of the Asian jurisdictions in which the Company operates, which vary in degree of regulation and supervision.

CANADA

Manulife is governed by the ICA. The ICA is administered, and activities of the Company are supervised, by OSFI. The ICA permits insurance companies to offer, directly or through subsidiaries or through networking arrangements, a broad range of financial services, including banking, investment counseling and portfolio management, mutual funds, trust services, real property brokerage and appraisal, information processing and merchant banking services.

The ICA requires the filing of annual and other reports on the financial condition of the Company, provides for periodic examinations of the Company’s affairs, imposes restrictions on transactions with related parties, and sets forth requirements governing reserves for actuarial liabilities and the safekeeping of assets and other matters. OSFI supervises Manulife on a consolidated basis (including capital adequacy) to ensure that OSFI has an overview of the group’s activities. This includes the ability to review both insurance and non-insurance activities conducted by subsidiaries of Manulife with supervisory power to bring about corrective action.

Capital Requirements

The ICA requires Canadian non-operating insurance companies, such as MFC, to maintain, at all times, adequate levels of capital which is assessed by comparing capital available to a risk metric in accordance with the Capital Regime for Regulated Insurance Holding Companies and Non-Operating Life Companies. OSFI expects holding companies to manage their capital in a manner commensurate with the group risk profile and control environment. Regulated subsidiaries of MFC must maintain minimum levels of capital. Such amounts of capital are based on the local capital regime and the statutory accounting basis in each jurisdiction. The most significant of these are the MCCSR for Manufacturers Life and the RBC requirements for MFC’s U.S. life insurance subsidiaries.

Capital requirements for Manufacturers Life are governed by the MCCSR. The MCCSR ratio is prepared on a consolidated basis. It compares capital available to capital required. Capital available includes instruments such as common equity, qualifying preferred shares, qualifying innovative tier 1 instruments, the participating account, hybrid capital instruments and subordinated debt. Certain deductions are made from capital available including deductions for goodwill, controlling interests in non-life financial corporations and non-controlled substantial investments. Capital required is determined by applying factors to specified risks or using models to determine capital requirements for a given risk. Capital is held for asset default risks, mortality/morbidity/lapse risks, changes in the interest rate risk environment, segregated funds risk, off balance sheet activities and foreign exchange risk.

The minimum regulatory MCCSR ratio is 120% with a supervisory target ratio of 150%. OSFI may require that a higher amount of capital be available, taking into account such factors as operating experience and diversification of asset or insurance portfolios. OSFI expects each insurance company to establish a target capital level that provides a cushion above minimum requirements. This cushion allows for coping with volatility in markets and economic conditions, and enhances flexibility in capital management to consider aspects such as innovations in the industry, consolidation trends and international developments. MFC endeavours to manage its affairs so that Manufacturers Life has an MCCSR ratio that is above the supervisory target and that allows margins for equity market and interest rate declines and takes into account other factors that could adversely impact the capital position in the foreseeable future. At December 31, 2015, Manufacturers Life had an MCCSR ratio of 223%.

OSFI may intervene and assume control of a Canadian life insurance company if it deems the amount of available capital insufficient. Capital requirements may be adjusted by OSFI as experience develops, the risk profile of Canadian life insurers changes, or to reflect other risks. In 2015, OSFI’s changes to the MCCSR had a favourable impact for Manufacturers Life’s regulatory capital ratio.

The 2016 MCCSR guideline does not contain changes that would have material negative implications for our regulatory capital ratio. OSFI will be implementing a revised approach to the regulatory capital framework in Canada, excluding required capital for segregated fund guarantees, in 2018. See the section entitled “Risk Factors - Our insurance businesses are heavily regulated, and changes in regulation may reduce our profitability and limit our growth” in MFC’s Management’s Discussion and Analysis for the year ended December 31, 2015 for information about regulatory initiatives and other developments which could impact MFC’s capital position.

The Company maintains capital in excess of the minimum required in all foreign jurisdictions in which the Company does business.

Investment Powers

Under the ICA, Manulife must maintain a prudent portfolio of investments and loans, subject to certain overall limitations on the amount it may invest in certain classes of investments, such as commercial loans. Additional restrictions (and in some cases, the need for regulatory approvals) limit the type of investment that the Company can make in excess of 10% of the voting rights or 25% of the equity of any entity.

Restrictions on Shareholder Dividends and Capital Transactions

The ICA prohibits the declaration or payment of any dividend on shares of an insurance company if there are reasonable grounds for believing an insurance company does not have adequate capital and adequate and appropriate forms of liquidity, or declaration or the payment of the dividend would cause the insurance company to be in contravention of any regulation made under the ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or any direction made to the company by the Superintendent. The ICA also requires an insurance company to notify the Superintendent of the declaration of a dividend at least 15 days prior to the date fixed for its payment. Similarly, the ICA prohibits the purchase for cancellation of any shares issued by an insurance company or the redemption of any redeemable shares or other similar capital transactions, if there are reasonable grounds for believing that the company does not have adequate capital and adequate and appropriate forms of liquidity, or the purchase or the payment would cause the company to be, in contravention of any regulation made under the ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or any direction made to the company by the Superintendent. These latter transactions would require the prior approval of the Superintendent. There is currently no direction against MFC or Manufacturers Life paying a dividend or redeeming or purchasing their shares for cancellation.

Appointed Actuary

In accordance with the ICA, the Board of Directors of the Company has appointed the Appointed Actuary who must be a Fellow of the Canadian Institute of Actuaries. The Appointed Actuary is required to value the policy liabilities of Manulife as at the end of each financial year in accordance with accepted actuarial practices with such changes as may be determined by the Superintendent and any direction that may be made by the Superintendent, including selection of appropriate assumptions and methods. The Appointed Actuary must make a report in the prescribed form on the valuation including providing an opinion as to whether the consolidated financial statements fairly present the results of the valuation. At least once in each financial year, the Appointed Actuary must meet with the Board of Directors, or the Audit Committee, to report, in accordance with accepted actuarial practice and any direction that may be made by the Superintendent, on the current and expected future financial condition of the Company. The Appointed Actuary is also required to report to the President and Chief Executive Officer and the Chief Financial Officer of the Company if the Appointed Actuary identifies any matters that, in the Appointed Actuary’s opinion, have material adverse effects on the financial condition of the Company and require rectification.

Prescribed Supervisory Information

The Supervisory Information (Insurance Companies) Regulations made under the ICA (the “Supervisory Information Regulations”) prohibit the Company from disclosing, directly or indirectly, any “prescribed supervisory information” relating to it or its affiliates, with certain limited exceptions. The Supervisory Information Regulations define “prescribed supervisory information” broadly in terms of assessments, recommendations, ratings and reports concerning the Company that are made by or at the request of the Superintendent and certain regulatory actions taken with respect to the Company, including: (i) any rating assigned to assess the financial condition of the Company or similar ratings; (ii) any report prepared by or at the request of the Superintendent or any recommendation made by the Superintendent as a result of an examination or other supervisory review of the Company; (iii) any categorization of the Company as being at a stage of intervention during which the Superintendent may exercise additional supervisory powers over the Company that vary with the stage (from stage 0 - no significant problem/normal activities to stage 4 - non-viability/insolvency imminent); (iv) any order of the Superintendent that the Company increase its capital or provide additional liquidity; (v) any prudential agreement to implement any measure designed to maintain or improve the Company’s safety or soundness entered into between the Superintendent and the Company; and (vi) any direction of the Superintendent that the Company cease or refrain from committing, or remedy, unsafe or unsound practices in conducting its business.

The Supervisory Information Regulations permit the Company to disclose, to the public or otherwise, an order, prudential agreement or direction described in (iv), (v) and (vi) above if the Company considers it to contain a material fact or material change that is required to be disclosed under applicable securities law. The Supervisory Information Regulations also permit the Company to disclose prescribed supervisory information to underwriters in a public or private offering of securities if the Company ensures that the information remains confidential. The Supervisory Information Regulations do not prohibit or restrict the Company from disclosing, publicly or otherwise, any facts relating to the business, operations or capital of the Company, provided that the Company does not indirectly disclose any prescribed supervisory information.

Provincial Insurance Regulation

The Company is also subject to provincial regulation and supervision in each province and territory of Canada in which it carries on business. Provincial insurance regulation is concerned primarily with the form of insurance contracts and the sale and marketing of insurance and annuity products, including the licensing and supervision of insurance producers. Individual variable insurance contracts and the underlying segregated funds to which they relate are also subject to guidelines established by the Canadian Council of Insurance Regulators (together with the Canadian Life and Health Insurance Association Inc.) which guidelines have regulatory standing in Ontario, are consistent with guidelines in Quebec adopted under the authority of Quebec insurance legislation, and are generally followed by the regulators of all other provinces. These guidelines govern a number of matters relating to the sale of these products and the administration of the underlying segregated funds. Manufacturers Life is licensed to transact business in all provinces and territories of Canada.

Provincial/Territorial Securities Laws

The Company’s Canadian mutual fund and asset management businesses are subject to Canadian provincial and territorial securities laws. Manulife Asset Management Limited (“MAML”) is registered as a portfolio manager with the securities commissions in all Canadian provinces and territories, as an investment fund manager in the provinces of Ontario, Newfoundland and Quebec, as a commodity trading manager in Ontario, and as a derivatives portfolio manager in Quebec. Manulife Asset Management Investments Inc. (“MAMII”) is registered as an exempt market dealer with the securities commissions in all Canadian provinces and territories. MAML and MAMII are subject to regulation by the applicable provincial securities regulators. Manulife Securities Investment Services Inc. (“MSISI”) is registered under provincial and territorial securities laws (except Nunavut) to sell mutual funds across Canada and is subject to regulation by the applicable provincial and territorial securities regulators as well as the MFDA, a self-regulatory organization. MSISI is also registered as an exempt market dealer in all Canadian provinces and Yukon Territory. Manulife Securities Incorporated (“MSI”) is registered under provincial and territorial securities laws to sell investments across Canada and is subject to regulation by the provincial and territorial securities regulators as well as IIROC, a self-regulatory organization. MSI is also registered as a derivatives dealer in Quebec.

Consumer Protection for Financial Institution Failure

Assuris was created by the life and health insurance industry in Canada in 1990 to provide Canadian policyholders with protection in the event of the insolvency of their insurance company. Assuris is funded by its member insurance companies, including Manufacturers Life and Manulife Assurance Company of Canada. Member companies of Assuris are assessed to build and maintain a liquidity fund at a minimum level of $100 million. Members are then primarily subject to assessment on an “as needed” basis. Assessments are calculated based on each member’s MCCSR, subject to adjustments where the member operates in foreign jurisdictions.

The Canadian Investor Protection Fund (“CIPF”) has been created to provide clients with protection, within defined limits, in the event of the insolvency of their investment dealer. The CIPF is funded by its member investment dealers, including MSI.

The MFDA Investor Protection Corporation (“IPC”) has been created to provide clients with protection, within defined limits, in the event of the insolvency of their mutual fund dealer. The IPC is funded by its member mutual fund dealers, including MSISI.

The Canada Deposit Insurance Corporation (“CDIC”) is a federal crown corporation created by parliament in 1967 to protect deposits made with member financial institutions in case of their failure. CDIC member institutions, including Manulife Bank and its subsidiary Manulife Trust, fund deposit insurance through premiums paid on the insured deposits that they hold.

UNITED STATES

General Regulation at the State Level

The various states in the United States have laws regulating transactions between insurers and other members of insurance holding company systems. Transactions between the Company’s U.S. insurers and their affiliates are subject to regulation by the states in which such insurance subsidiaries are domiciled and for certain limited matters, states in which they transact business. Most states have enacted legislation that requires each insurance holding company and each insurance subsidiary in an insurance holding company system to register with, and be subject to regulation by, the insurance regulatory authority of the insurance subsidiary’s state of domicile. The Company’s principal U.S. life insurance subsidiaries are John Hancock USA, John Hancock Life Insurance Company of New York (“JHNY”) and John Hancock Life & Health Insurance Company (“JHLH”). They are domiciled in Michigan, New York and Massachusetts, respectively. Under such laws, the insurance subsidiaries are required to annually furnish financial and related information concerning the operations of companies within the holding company system that may materially affect the operations, management or financial condition of insurers within the system. These reports are also filed with other insurance departments on request. In addition, such laws provide that all transactions within an insurance holding company system must be fair and equitable, and following any such transactions, each insurer’s policyholder surplus must be both reasonable in relation to its outstanding liabilities and adequate for its needs.

The laws of the various states also establish regulatory agencies with broad administrative powers, such as the power to approve policy forms, grant and revoke licenses to transact business, regulate trade practices, license agents, require financial statements and prescribe the type and amount of investment permitted. State insurance regulatory authorities regularly make inquiries, hold investigations and administer market conduct examinations with respect to an insurer’s compliance with applicable insurance laws and regulations.

Insurance companies are required to file detailed annual statements with state insurance regulators in each of the states in which they do business and their business and accounts are subject to examination by such regulators at any time. Quarterly statements must also be filed with the state insurance regulator in the insurer’s state of domicile and with the insurance departments of many of the states in which the insurer does business. Insurance regulators may periodically examine an insurer’s financial condition, adherence to statutory accounting practices and compliance with insurance department rules and regulations.

State insurance departments, as part of their routine oversight process, conduct detailed examinations of the books, records and accounts of insurance companies domiciled in their states. These examinations are generally conducted in accordance with the examining state’s laws and the guidelines promulgated by the National Association of Insurance Commissioners (“NAIC”). Each of the Company’s principal U.S. domiciled insurance subsidiaries is subject to periodic examinations by its respective domiciliary state insurance regulators. The latest published examination reports issued by each such insurance department did not raise any material issues or adjustments.

In addition, state regulatory authorities, industry groups and rating agencies have developed several initiatives regarding market conduct. For example, the NAIC has adopted the NAIC Life Insurance Illustrations Model Regulation, which applies to group and individual life insurance policies and certificates (other than variable policies and certificates), and the Market Conduct Handbook. More than 35 states have adopted all or major segments of the model. However, the Market Conduct Handbook can be used by all state regulators in conducting market conduct examinations.

Investment Powers

The Company’s U.S. insurance subsidiaries are subject to laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories such as below investment grade bonds and real estate. Failure to comply with these laws and regulations may cause investments exceeding regulatory limitations to be treated as non-admitted assets for the purposes of measuring statutory surplus and in some circumstances would require divestiture of the non-qualifying assets.

Minimum Statutory Surplus and Capital

U.S. domiciled life insurance subsidiaries of the Company are required to have minimum statutory surplus and capital of various amounts, depending on the state in which they are licensed and the types of business they transact.

NAIC IRIS Ratios

The NAIC uses a set of financial relationships or “tests,” known as the Insurance Regulatory Information System (“IRIS”), which are designed for the early identification of insurance companies which might warrant special attention by insurance regulatory authorities. Insurance companies submit data annually to the NAIC, which in turn analyzes the data utilizing 12 ratios, each with defined “usual ranges.” Having ratios that fall outside the usual range does not necessarily indicate that a company experienced unfavourable results. An insurance company may fall out of the usual range for one or more ratios because of transactions that are favourable (such as large increases in surplus) or are immaterial or eliminated at the consolidated level. Each company’s ratios are reviewed annually and are assigned a ranking by a team of examiners and financial analysts at the NAIC for the purpose of identifying companies that require immediate regulatory attention. The rankings are not reported to the companies and are only available to regulators.

Risk-Based Capital Requirements

In order to enhance the regulation of insurer solvency, state regulators have adopted the NAIC model law implementing RBC requirements for life insurance companies. The requirements are designed to monitor capital adequacy and to raise the level of protection that statutory surplus provides for policyholders. The model law measures four major areas of risk facing life insurers: (i) the risk of loss from asset defaults and asset fluctuation; (ii) the risk of loss from adverse mortality and morbidity experience; (iii) the risk of loss from mismatching of asset and liability cash flows due to changing interest rates; and (iv) general business risk. Insurers having less statutory surplus than required by the RBC model formula are subject to varying degrees of regulatory action depending on the level of capital inadequacy. Based on the formula adopted by the NAIC, each of the Company’s U.S. insurance company subsidiaries exceeded the RBC capital requirements as at December 31, 2015.

Regulation of Shareholder Dividends and Other Payments from Insurance Subsidiaries

Manulife’s ability to meet debt service obligations and pay operating expenses and shareholder dividends depends on the receipt of sufficient funds from its operating subsidiaries. Our U.S. operating subsidiaries are indirectly owned by Manufacturers Life. The payment of dividends by John Hancock USA is subject to restrictions set forth in the insurance laws of Michigan, its domiciliary state. Similarly, the payment of dividends by JHNY and JHLH is regulated by New York and Massachusetts insurance laws, respectively. In all three states, regulatory approval is required if a shareholder dividend distribution is made from any source other than earned surplus or unassigned funds. Regulatory approval is also required if the dividend (together with other distributions made during the preceding calendar year) exceeds the greater of an insurer’s prior year’s net gain from operations or 10% of its surplus, measured at the end of the previous calendar year. The determination must be made in accordance with statutory accounting principles. In addition, general regulations relating to an insurer’s financial condition and solvency may also preclude or restrict the amount of dividends that may be paid by the Company’s U.S. insurance subsidiaries.

Federal Securities and Commodity Laws

Certain of the Company’s subsidiaries and certain investment funds, policies and contracts offered by them are subject to regulation under federal securities laws administered by the SEC and under certain state securities laws. Certain segregated funds of the Company’s insurance subsidiaries are registered as investment companies under the Investment Company Act of 1940, as are certain other funds managed by subsidiaries of the Company. Interests in segregated funds under certain variable annuity contracts and variable insurance policies issued by the Company’s insurance subsidiaries are also registered under the U.S. Securities Act of 1933. Each of John Hancock Distributors LLC, Signator Investors, Inc. and John Hancock Funds, LLC is registered as a broker-dealer under the U.S. Securities Exchange Act of 1934 and each is a member of, and subject to regulation by, the Financial Industry Regulatory Authority.

Each of John Hancock Advisers, LLC, Manulife Asset Management (U.S.) LLC, Hancock Natural Resource Group, Inc., Hancock Venture Partners, Inc., Hancock Capital Investment Management, LLC, Signator Investors, Inc., Declaration Management & Research LLC, John Hancock Investment Management Services, LLC, Manulife Asset Management (North America) Limited and John Hancock Personal Financial Services, LLC is an investment adviser registered under the U.S. Investment Advisers Act of 1940. Certain investment companies advised or managed by these subsidiaries are registered with the SEC under the Investment Company Act of 1940 and the shares of certain of these entities are qualified for sale in certain states in the United States and the District of Columbia. All aspects of the investment advisory activities of the Company’s subsidiaries are subject to various federal and state laws and regulations in jurisdictions in which they conduct business. These laws and regulations are primarily intended to benefit investment advisory clients and investment company shareholders and generally grant supervisory agencies broad administrative powers, including the power to limit or restrict the carrying on of business for failure to comply with such laws and regulations. In such event, the possible sanctions that may be imposed include the suspension of individual employees, limitations on the activities in which the investment advisor may engage, suspension or revocation of the investment advisor’s registration as an advisor, censure and fines.

The Commodity Exchange Act may regulate certain of the Company’s segregated funds and registered funds as a “commodity pool”, and certain of the Company’s registered advisers as a “commodity pool operator” or a “commodity trading advisor”.

State Guaranty Funds

All states of the United States have insurance guaranty fund laws requiring life insurance companies doing business in the state to participate in a guaranty association which, like Assuris in Canada, is organized to protect policyholders against loss of benefits in the event of an insolvency or wind-up of a member insurer. These associations levy assessments (up to prescribed limits) on the basis of the proportionate share of premiums written by member insurers in the lines of business in which the impaired or insolvent insurer is engaged. Assessments levied against the Company in each of the past five years have not been material. While the amount of any future assessments by guaranty funds cannot be predicted with certainty, the Company believes, based upon a review of the current significant insolvency proceedings of insurers located in states where the Company conducts business, that future guaranty association assessments for insurer insolvencies will not have a material adverse effect on the Company’s liquidity and capital resources.

Employee Retirement Income Security Act of 1974 (“ERISA”) Considerations

Fiduciaries of employee benefit plans that are governed by ERISA are subject to regulation by the U.S. Department of Labor. ERISA regulates the activities of a fiduciary of an employee benefit plan covered by that law, including an investment manager or advisor with respect to the plan’s assets. Severe penalties are imposed by ERISA on fiduciaries that breach their duties to ERISA covered plans. The Company’s subsidiaries issue insurance and annuity contracts for investment of employee benefit plans and provide a variety of other services to such plans. The provision of such services may cause the Company and its subsidiaries to be a “party in interest,” as such term is defined in ERISA and the Internal Revenue Code of 1986, as amended (the “Code”), with respect to such plans. Unless a statutory or administrative exemption is available, certain transactions between parties in interest and those plans are prohibited by ERISA and the Code.

ASIA

In Asia, local insurance authorities supervise and monitor the Company’s business and financial condition in each of the countries in which the Company operates. The Company is also required to meet specific minimum working and regulatory capital requirements and is subject to regulations governing the investment of such capital in each of these jurisdictions. Hong Kong and Japan are the regulatory jurisdictions governing Manulife’s most significant operations in Asia.

Hong Kong

In Hong Kong, the authority and responsibility for supervision of the insurance industry is vested in the Independent Insurance Authority (“IIA”) under the newly amended Insurance Companies Ordinance, Cap. 41 (the “Insurance Companies Ordinance”). The amendments to the Insurance Companies Ordinance partially came into force in December 2015 and the remaining amendments are expected to be implemented in phases through 2017-2018. In the interim, the IIA will co-exist with the Office of the Commissioner of Insurance until the former takes over of the regulatory powers of the latter by the end of 2016. The Chief Executive of the Government of the Hong Kong Special Administrative Region appoints the members of the IIA for the purposes of the Insurance Companies Ordinance. The Insurance Companies Ordinance provides that no person shall carry on any insurance business in or from Hong Kong except a company authorized to do so by the IIA, Lloyd’s of the United Kingdom or an association of underwriters approved by the IIA. The Insurance Companies Ordinance stipulates certain requirements for authorized insurers, including with regard to the enhanced “fit and proper person” requirements for directors and controllers, minimum capital and solvency margin requirements, adequate reinsurance arrangement requirements and statutory reporting requirements. The Insurance Companies Ordinance also confers powers of inspection, investigation and intervention on the IIA for the protection of policyholders and potential policyholders.

The IIA has residual power to appoint an advisor or a manager to any authorized insurer if the IIA considers such appointment to be desirable for the protection of policyholders or potential policyholders against the risk that the insurer may be unable to meet its liabilities or to fulfill the reasonable expectations of policyholders or potential policyholders and that, in the IIA’s opinion, the exercise of other interventionary powers conferred by the Insurance Companies Ordinance would not be appropriate to safeguard the interests of policyholders or potential policyholders. In such circumstances, the advisor or manager appointed by the IIA will have management control of the insurer.

In Hong Kong, the Company’s life insurance business is conducted through a branch of a wholly owned Bermuda subsidiary, Manulife (International) Limited, which is licensed to carry on the business of “long-term” insurance.

Long-term insurance companies are required under the Insurance Companies Ordinance to maintain certain solvency margins. The required solvency margin is the aggregate of two components: (i) a percentage of the mathematical reserves; and (ii) a percentage of the capital at risk as prescribed under the Insurance Companies (Margin of Solvency) Regulation (Cap.41F), enacted pursuant to the Insurance Companies Ordinance. For a long-term insurance company, the value of its assets must not be less than the amount of its liabilities by the required solvency margin, subject to a minimum of Hong Kong $2 million. Compliance with the solvency margin requirements is reported annually to the IIA. Currently, all solvency margin requirements are being met.

The sale of mutual funds and the issuance of advertisements, invitations or documents in relation to collective investment schemes which contain an invitation to acquire an interest are subject to Hong Kong securities laws administered by the Securities and Futures Commission (the “SFC”). The sale of pension fund products is subject to the supervision of the Mandatory Provident Fund Schemes Authority. The sales of investment-linked assurance and group life and health products are subject to the supervision of the IIA.

Japan

Life insurance companies in Japan, including Manulife Life Insurance Company, are governed by the Insurance Business Law and the regulations issued thereunder (the “IB Law”). The IB Law sets out a comprehensive regulatory regime for Japanese life insurers, including such matters as capital and solvency requirements, powers of regulatory intervention, new insurance products and restrictions on shareholder dividends and distributions. The administration and application of the IB Law is supervised by the Financial Services Agency (“FSA”). The IB Law provides for certain rules with respect to the approval of new insurance products and the setting of premium levels. Deregulation of sales of insurance products through bank channels became effective on December 23, 2007 and all life insurance products are now able to be sold through the bank channel.

The Insurance Law, a comprehensive body of substantive laws covering insurance contracts which replaces the Insurance Chapter of the Commercial Code enacted more than 100 years ago, was fully implemented on April 1, 2010. The Insurance Law includes significant changes to the Commercial Code including introduction of provisions on accident and sickness insurance, and enhancement of protection of policyholders, among other things.

Effective March 2012, the FSA introduced new standards for the Solvency Margin Ratio. The Solvency Margin Ratio is a criteria referred to by the authorities in supervising insurance companies when observing their financial strength. The new Solvency Margin Standards put more weight on investment risks. As a result of Manulife Japan’s strong risk management policy, as well as prudent investment strategy and reinsurance, the new standards have had little impact on Manulife Japan’s Solvency Margin Ratio and its competitive position in terms of financial strength.

Effective February 2014, the FSA revised its Supervisory Guidelines to require insurance companies to exercise proper insurance solicitation to elderly customers.

Separately, after the “Report on New Insurance Products, Services and Solicitation Rules” was issued by the Financial System Council, an advisory body to the FSA, in June 2013, revisions to the IB Law were approved by the national legislature on May 23, 2014. The revisions incorporate obligations relating to sales of insurance products such as understanding customer’s intention and provision of relevant information to customers, as well as agencies’ obligation to develop their own controls framework including non-exclusive agencies’ obligation to recommend a product based on a comparison with similar products. Along with revisions of the regulations necessary to enforce these new requirements, the revised law comes into effect on May 29, 2016.

Investment trust management companies in Japan, including Manulife Investments Japan Limited, are governed by the Financial Instruments and Exchange Act (Japan), Investment Trust and Investment Corporation Act (Japan), and the regulations issued thereunder (the “FIEA” and “ITICA” respectively). The FIEA and ITICA set out a comprehensive regulatory regime for Japanese asset management companies, including investment trust management companies. The administration and application of the FIEA and ITICA are supervised by the FSA. The FIEA and ITICA provide for certain rules with respect to the registration of asset management companies, filing of public offering investment trusts, and other matters.

Restrictions on Shareholder Dividends

In Asia, insurance and company laws in the jurisdictions in which the Company operates provide for specific restrictions on the payment of shareholder dividends and other distributions by the Company’s subsidiaries, or impose solvency or other financial tests, which could affect the ability of these subsidiaries to pay dividends in certain circumstances.

GENERAL DESCRIPTION OF CAPITAL STRUCTURE

MFC has authorized share capital consisting of an unlimited number of common shares (“Common Shares”), an unlimited number of Class A Shares (“Class A Shares”), an unlimited number of Class B Shares (“Class B Shares”) and an unlimited number of Class 1 Shares (“Class 1 Shares”) (collectively, the Class A Shares, Class B Shares and Class 1 Shares are “Preferred Shares”). On June 19, 2015, MFC redeemed all of its outstanding 14,000,000 Class A Shares Series 1 for cash at a redemption price per share equal to $25.00.

As of December 31, 2015, MFC had the following Common Shares, Class A Shares and Class 1 Shares issued:

Common Shares	1,971,908,330
Class A Shares Series 2	14,000,000
Class A Shares Series 3	12,000,000
Class 1 Shares Series 3	8,000,000
Class 1 Shares Series 5	8,000,000
Class 1 Shares Series 7	10,000,000
Class 1 Shares Series 9	10,000,000
Class 1 Shares Series 11	8,000,000
Class 1 Shares Series 13	8,000,000
Class 1 Shares Series 15	8,000,000
Class 1 Shares Series 17	14,000,000
Class 1 Shares Series 19	10,000,000

MFC has authorized but not issued Class 1 Shares Series 4, Class 1 Shares Series 6, Class 1 Shares Series 8, Class 1 Shares Series 10, Class 1 Shares Series 12, Class 1 Shares Series 14, Class 1 Shares Series 16, Class 1 Shares Series 18 and Class 1 Shares Series 20.

Certain Provisions of the Class A Shares as a Class

The following is a summary of certain provisions attaching to the Class A Shares as a class.

Priority

Each series of Class A Shares ranks on a parity with every other series of Class A Shares and every series of Class 1 Shares with respect to dividends and return of capital. The Class A Shares shall be entitled to a preference over the Class B Shares, the Common Shares and any other shares ranking junior to the Class A Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of MFC, whether voluntary or involuntary, or any other distribution of the assets of MFC among its shareholders for the specific purpose of winding up its affairs.

Certain Provisions of the Class B Shares as a Class

The following is a summary of certain provisions attaching to the Class B Shares as a class.

Priority

Each series of Class B Shares ranks on a parity with every other series of Class B Shares with respect to dividends and return of capital. The Class B Shares shall rank junior to the Class A Shares and the Class 1 Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of MFC, whether voluntary or involuntary, or any other distribution of the assets of MFC among its shareholders for the specific purpose of winding up its affairs, but the Class B Shares shall be entitled to a preference over the Common Shares and any other shares ranking junior to the Class B Shares with respect to priority in payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding up of MFC, whether voluntary or involuntary, or any other distribution of the assets of MFC among its shareholders for the specific purpose of winding up its affairs.

Certain Provisions of the Class 1 Shares as a Class

The following is a summary of certain provisions attaching to the Class 1 Shares as a class.

Priority

Each series of Class 1 Shares ranks on a parity with every other series of Class 1 Shares and every series of Class A Shares with respect to dividends and return of capital. The Class 1 Shares shall be entitled to a preference over the Class B Shares, the Common Shares and any other shares ranking junior to the Class 1 Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of MFC, whether voluntary or involuntary, or any other distribution of the assets of MFC among its shareholders for the specific purpose of winding up its affairs.

Certain Provisions Common to the Class A Shares, Class B Shares and Class 1 Shares

The following is a summary of certain provisions attaching to the Class A Shares as a class, to the Class B Shares as a class and to the Class 1 Shares as a class.

Directors’ Right to Issue in One or More Series

The Class A Shares, Class B Shares and Class 1 Shares may be issued at any time and from time to time in one or more series. Before any shares of a series are issued, the Board of Directors of MFC shall fix the number of shares that will form such series, if any, and shall, subject to any limitations set out in the by-laws of MFC or in the ICA, determine the designation, rights, privileges, restrictions and conditions to be attached to the Class A Shares, Class B Shares or Class 1 Shares as the case may be, of such series, the whole subject to the filing with the Superintendent of the particulars of such series, including the rights, privileges, restrictions and conditions determined by the Board of Directors of MFC.

Summaries of the terms for each series of the Class A Shares and Class 1 Shares that have been issued or authorized for issuance are contained in the prospectuses relating to such shares, which are available on SEDAR.

Voting Rights of Preferred Shares

Except as hereinafter referred to or as required by law or as specified in the rights, privileges, restrictions and conditions attached from time to time to any series of Class A Shares, Class B Shares or Class 1 Shares, the holders of such Class A Shares, Class B Shares or Class 1 Shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of MFC.

Amendment with Approval of Holders of Preferred Shares

The rights, privileges, restrictions and conditions attached to each of the Class A Shares, Class B Shares and Class 1 Shares as a class may be added to, changed or removed but only with the approval of the holders of such class of Preferred Shares given as hereinafter specified.

Approval of Holders of Preferred Shares

The approval of the holders of a class of Preferred Shares to add to, change or remove any right, privilege, restriction or condition attaching to such class of Preferred Shares as a class or in respect of any other matter requiring the consent of the holders of such class of Preferred Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of such class of Preferred Shares or passed by the affirmative vote of at least two-thirds (2/3) of the votes cast at a meeting of the holders of such class of Preferred Shares duly called for that purpose. Notwithstanding any other condition or provision of any class of Preferred Shares, the approval of the holders of any class, voting separately as a class or series, is not required on a proposal to amend the by-laws of MFC to:

(i)	increase or decrease the maximum number of authorized Class A Shares, Class B Shares or Class 1 Shares, as the case may be, or increase the maximum number of authorized shares of a class of shares having rights or privileges equal or superior to such class of Preferred Shares;

(ii)	effect the exchange, reclassification or cancellation of all or any part of the Class A Shares, Class B Shares or Class 1 Shares, as the case may be; or

(iii)	create a new class of shares equal to or superior to the Class A Shares, the Class B Shares or the Class 1 Shares, as the case may be.

The formalities to be observed with respect to the giving of notice of any such meeting or any adjourned meeting, the quorum required therefor and the conduct thereof shall be those from time to time required by the ICA as in force at the time of the meeting and those, if any, prescribed by the by-laws or the administrative resolutions of MFC with respect to meetings of shareholders. On every poll taken at every meeting of the holders of a class of Preferred Shares as a class, or at any joint meeting of the holders of two or more series of a class of Preferred Shares, each holder of such class of Preferred Shares entitled to vote thereat shall have one vote in respect of each relevant Preferred Share held.

Certain Provisions of the Common Shares as a Class

The authorized common share capital of MFC consists of an unlimited number of Common Shares without nominal or par value. Each holder of Common Shares is entitled to receive notice of and to attend all meetings of the shareholders of MFC and is entitled to one vote for each share held except for meetings at which only holders of another specified class or series of shares of MFC are entitled to vote separately as a class or series. The holders of Common Shares are entitled to receive dividends as and when declared by the Board of Directors of MFC, subject to the preference of the holders of Class A Shares, Class B Shares, Class 1 Shares and any other shares ranking senior to the Common Shares with respect to priority in payment of dividends. After payment to the holders of Class A Shares, Class B Shares, Class 1 Shares and any other shares ranking senior to Common Shares with respect to priority in the distribution of assets in the event of the liquidation, dissolution or winding-up of MFC, the holders of Common Shares shall be entitled to receive prorated the net assets of MFC remaining, after the payment of all creditors and liquidation preferences, if any, that pertains to shareholders.

DIVIDENDS

The declaration and payment of dividends and the amount thereof is subject to the discretion of the Board of Directors and is dependent upon the results of operations, financial condition, cash requirements and future prospects of, and regulatory restrictions on the payment of dividends by, the Company and other factors deemed relevant by the Board of Directors.

Since MFC is a holding company that conducts all of its operations through regulated insurance subsidiaries (or companies owned directly or indirectly by these subsidiaries), its ability to pay future dividends will depend on the receipt of sufficient funds from its regulated insurance subsidiaries. These subsidiaries are also subject to certain regulatory restrictions under laws in Canada, the United States and certain other countries that may limit their ability to pay dividends or make other upstream distributions.

Pursuant to an agreement made between MFC, Manufacturers Life, CIBC Mellon Trust Company (“CIBC Mellon”) and Manulife Financial Capital Trust II (a subsidiary of Manufacturers Life) (the “Trust II”), MFC and Manufacturers Life have covenanted for the benefit of holders of the outstanding Manulife Financial Capital Trust II Notes – Series I (the “Notes”) that, if interest is not paid in full in cash on the Notes on any interest payment date or if Manufacturers Life elects that holders of Notes invest interest payable on the Notes on any interest payment date in a new series of Manufacturers Life Class 1 Shares, Manufacturers Life will not declare or pay cash dividends on any MLI Public Preferred Shares (as defined below), if any are outstanding, and if no MLI Public Preferred Shares are outstanding, MFC will not declare or pay cash dividends on its Preferred Shares and Common Shares, in each case, until the sixth month following such deferral date. “MLI Public Preferred Shares” means, at any time, preferred shares of Manufacturers Life which at that time: (a) have been issued to the public (excluding any preferred shares of Manufacturers Life held beneficially by affiliates of Manufacturers Life); (b) are listed on a recognized stock exchange; and (c) have an aggregate liquidation entitlement of at least $200 million, provided however, if at any time, there is more than one class of MLI Public Preferred Shares outstanding, then the most senior class or classes of outstanding MLI Public Preferred Shares shall, for all purposes, be the MLI Public Preferred Shares.

MFC has paid the following cash dividends in the period from January 1, 2013 to December 31, 2015:

Type of Shares	2015	2014	2013
Common Shares[7]	$0.6650	$0.57	$0.52
Preferred Shares
Class A Shares Series 1[8]	$0.5125	$1.02500	$1.02500
Class A Shares Series 2	$1.1625	$1.16252	$1.16252
Class A Shares Series 3	$1.1250	$1.12500	$1.12500
Class A Shares Series 4[9]	—	$0.82500	$1.65000
Class 1 Shares Series 1[10]	—	$1.05000	$1.40000
Class 1 Shares Series 3	$1.0500	$1.05000	$1.05000
Class 1 Shares Series 5	$1.1000	$1.10000	$1.10000
Class 1 Shares Series 7	$1.1500	$1.15000	$1.15000
Class 1 Shares Series 9	$1.1000	$1.10000	$1.10000
Class 1 Shares Series 11	$1.0000	$1.00000	$1.03767
Class 1 Shares Series 13	$0.9500	$0.95000	$0.47175
Class 1 Shares Series 15	$0.9750	$0.79202	—
Class 1 Shares Series 17	$0.9750	$0.33658	—
Class 1 Shares Series 19	$0.9884	—	—

The 2015, 2014 and 2013 dividends on the Common Shares, the Class A Shares and the Class 1 Shares were paid quarterly in March, June, September and December.

CONSTRAINTS ON OWNERSHIP OF SHARES

The ICA contains restrictions on the purchase or other acquisition, issue, transfer and voting of the shares of MFC. Pursuant to these restrictions, no person is permitted to acquire any shares of MFC if the acquisition would cause the person to have a “significant interest” in any class of shares of MFC, unless the prior approval of the Minister of Finance is obtained. The restrictions also prohibit any person from becoming a “major shareholder” of MFC. In addition, MFC is not permitted to record in its securities register any transfer or issue of shares if the transfer or issue would cause the person to breach the ownership restrictions. For these purposes, a person has a significant interest in a class of shares of MFC where the aggregate of any shares of that class beneficially owned by that person, any entity controlled by that person and by any person associated or acting jointly or in concert with that person exceeds 10% of all the outstanding shares of that class of shares of MFC. A person is a major shareholder if the aggregate of any shares in a class of voting shares held by that person and by any entity controlled by that person exceeds 20% of the outstanding shares of that class, or, for a class of non-voting shares, a holding exceeds 30% of that class. If a person contravenes any of these restrictions, the Minister of Finance may, by order, direct such person to dispose of all or any portion of those shares. In addition, the ICA prohibits life insurance companies, including MFC, from recording in its securities register a transfer or issue of any share to Her Majesty in right of Canada or of a province, an agent or agency of Her Majesty, a foreign government or an agent or agency of a foreign government and provides further that no person may exercise the voting rights attached to those shares of an insurance company. The ICA exempts from such constraints certain foreign financial institutions which are controlled by foreign governments and eligible agents provided certain conditions are satisfied.

Under applicable insurance laws and regulations in Michigan, New York, Massachusetts and Vermont, no person may acquire control of any of the Company’s insurance company subsidiaries domiciled in any such state without obtaining prior approval of such state’s insurance regulatory authority. Under applicable laws and regulations, any person acquiring, directly or indirectly, 10% or more of the voting securities of any other person is presumed to have acquired “control” of such person. Thus, any person seeking to acquire 10% or more of the voting securities of MFC must obtain the prior approval of the insurance regulatory authorities in certain states including Michigan,

[7]	The Board approved an increase of the quarterly dividend amount on the Common Shares from $0.13 per share to $0.155 per share on August 6, 2014, and from $0.155 per share to $0.17 per share on May 6, 2015.
[8]	On June 19, 2015, MFC redeemed all of its 14,000,000 outstanding Class A Shares Series 1.
[9]	On June 19, 2014, MFC redeemed all of its 18,000,000 outstanding Class A Shares Series 4.
[10]	On September 19, 2014, MFC redeemed all of its 14,000,000 outstanding Class 1 Shares Series 1.

Massachusetts, Vermont and New York, or must demonstrate to the relevant insurance commissioner’s satisfaction that the acquisition of such securities will not give them control of MFC. Under U.S. law, the failure to obtain such prior approval would entitle MFC or the insurance regulatory authorities to seek injunctive relief, including enjoining any proposed acquisition, the voting of such securities at any meeting of the holders of Common Shares, or seizing shares owned by such person, and such shares may not be entitled to be voted at any meeting of the holders of Common Shares.

RATINGS

Credit rating agencies publish financial strength ratings on life insurance companies that are indicators of an insurance company’s ability to meet contract holder and policyholder obligations. Credit rating agencies also assign credit ratings, which are indicators of an issuer’s ability to meet the terms of debt, preferred share and Tier 1 hybrid capital obligations in a timely manner, and are important factors in a company’s overall funding profile and ability to access external capital.

Ratings are important factors in establishing the competitive position of insurance companies, maintaining public confidence in products being offered, and determining the cost of capital. Ratings downgrades, or the potential for such downgrades, could, among other things: increase our cost of capital and limit our access to the capital markets; cause some of our existing liabilities to be subject to acceleration, additional collateral support, changes in terms, or result in additional financial obligations; result in the termination of our relationships with broker-dealers, banks, agents, wholesalers and other distributors of our products and services; materially increase the number of surrenders, for all or a portion of the net cash values, by the owners of policies, contracts and general account GICs we have issued, and materially increase the number of withdrawals by policyholders of cash values from their policies; reduce new sales, particularly with respect to general account GICs purchased by pension plans and other institutions. Any of these consequences could adversely affect our results of operations and financial condition.

The following table summarizes the security ratings, outlook and ranking that MFC has received from approved rating organizations on its outstanding securities as at the date of this AIF.

	DBRS		Fitch		S&P

Securities	Rating/Outlook	Rank	Rating/Outlook	Rank	Rating/Outlook	Rank
Preferred Shares Class A Series 2, 3 Class 1 Series 3, 5, 7, 9, 11, 13, 15, 17, 19	Pfd-2/ Stable	5 of 16	BBB- / Stable	10 of 19	P-2 (High) / BBB+ / Stable	4 of 18 6 of 20

Medium Term Notes	A/ Stable	6 of 26	A- /Stable	7 of 19	A /Stable	6 of 22

The security ratings accorded by the rating organizations are not a recommendation to purchase, hold or sell these securities and may be subject to revision or withdrawal at any time by the rating organizations. Security ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. The Company provides certain rating agencies with confidential, in-depth information in support of the rating process. The issuance of additional debt, hybrid securities, or preferred shares could put pressure on these ratings. If, in the view of the rating organizations, there is deterioration in capital flexibility, operating performance, or the risk profile of the Company, this could also put pressure on these ratings.

The Company has paid customary rating fees to DBRS, Fitch and S&P in connection with some or all of the above-mentioned ratings. In addition, the Company has made customary payments in respect of certain other services provided to the Company by each of DBRS, Fitch and S&P during the last two years.

DBRS Ratings

DBRS assigns ratings for preferred shares in a range from Pfd-1 to D. The DBRS preferred share rating scale is used in the Canadian securities market and is meant to give an indication of the risk that a borrower will not fulfill its full obligations in a timely manner, with respect to both dividend and principal commitments. DBRS assigns ratings for long-term obligations in a range from “AAA” to “D”. The scale provides an opinion on the risk that an issuer will fail to satisfy its financial obligations in accordance with the terms under which an obligation has been issued. Every DBRS rating is based on quantitative and qualitative considerations relevant to the borrowing entity. Some rating categories are denoted by the subcategories “high” and “low”. The absence of either a “high” or “low” designation indicates the rating is in the middle of the category. Each DBRS rating category is appended with one of three rating trends – “Positive”, “Stable”, or “Negative”. The rating trend indicates the direction in which DBRS considers the rating is headed should present tendencies continue, or in some cases, unless challenges are addressed; although a positive or negative trend does not necessarily indicate that a rating change is imminent. The Company’s current ratings trend is stable.

On December 17, 2015, following the publication and application of its new ratings methodology, DBRS downgraded the ratings of MFC’s capital instruments and debt by one-notch each.

MFC’s outstanding Class A Shares and Class 1 Shares have been assigned a “Pfd-2” rating as they are considered to be of satisfactory credit quality. Protection of dividends and principal is still substantial, but earnings, the balance sheet and coverage ratios are not as strong as “Pfd-1” rated companies.

MFC’s Medium Term Notes have been assigned an “A” rating reflecting good credit quality. The capacity for the payment of financial obligations is substantial, but of lesser credit quality than “AA”. The Company may be vulnerable to future events, but qualifying negative factors are considered manageable.

Fitch Ratings

Fitch assigns ratings for preferred shares and debt in a range from “AAA” to “C” and these ratings provide an opinion on the relative ability of an entity to meet financial commitments, such as interest, preferred dividends, repayment of principal, insurance claims or counterparty obligations. These ratings are used by investors as indications of the likelihood of receiving the money owed to them in accordance with the terms on which they invested. These ratings do not directly address any risk other than credit risk. In particular, ratings do not deal with the risk of a market value loss on a rated security due to changes in interest rates, liquidity and other market considerations. The modifiers “+” or “-” may be appended to a rating to denote relative status within major rating categories. Rating outlooks indicate the direction a rating is likely to move over a one- to two-year period. Rating outlooks may be positive, stable, negative or evolving. The Company’s current rating outlook is stable.

On August 19, 2015, following the application of its newly updated insurance notching criteria, Fitch downgraded the rating of MFC’s preferred shares by one-notch.

MFC’s outstanding Class A Shares and Class 1 Shares have been assigned a “BBB-” rating. The Company’s capacity for payment of financial commitments is considered adequate but adverse business or economic conditions are more likely to impair this capacity.

MFC’s Medium Term Notes have been assigned an “A-” rating. This rating denotes expectations of low credit risk. The capacity for payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than is the case for higher ratings.

S&P’s Ratings

S&P assigns ratings for Canadian preferred shares in a range from “P-1” to “D” and these ratings are a forward-looking opinion about the creditworthiness of an obligor with respect to a specific preferred share obligation issued in the Canadian market, relative to preferred shares issued by other issuers in the Canadian market. There is a direct correspondence between the specific ratings assigned on the Canadian preferred share scale and the various rating levels on the global debt rating scale of S&P. It is the practice of S&P to present an issuer’s preferred share ratings on both the global rating scale and on the Canadian national scale when listing the ratings for a particular issuer. S&P’s Canadian scale preferred share ratings may be modified by the addition of “High” or “Low” to show relative standing within the major rating categories. S&P’s global scale preferred share ratings may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. Rating outlooks assess the potential direction of a long-term credit rating over the intermediate term (typically six months to two years). Rating outlooks may be positive, negative, stable, developing or not meaningful. The Company’s current rating outlook is stable.

S&P assigns ratings for long-term obligations in a range from “AAA” to “D”. These ratings provide a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). S&P’s long-term issue credit ratings may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. Rating outlooks may be positive, negative, stable, developing or not meaningful. The Company’s current rating outlook is stable.

MFC’s outstanding Class A Shares and Class 1 Shares have been assigned a “P-2 (High)” rating on the Canadian scale, which corresponds to a “BBB+” rating on the global scale. The “P-2 (High)” rating denotes that the specific obligation exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

MFC’s Medium Term Notes have been assigned an “A” rating. An obligation rated “A” is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor’s capacity to meet its financial commitment on the obligation is still strong.

MARKET FOR SECURITIES

MFC’s Common Shares are listed for trading under the symbol “MFC” on the Toronto Stock Exchange (“TSX”), the New York Stock Exchange (“NYSE”), and the Philippine Stock Exchange and under “0945” on The Stock Exchange of Hong Kong. The Class A Shares Series 2 and Class A Shares Series 3 are listed for trading on the TSX under the symbol “MFC.PR.B” and “MFC.PR.C”, respectively. The Class 1 Shares Series 3, Class 1 Shares Series 5, Class 1 Shares Series 7, Class 1 Shares Series 9, Class 1 Shares Series 11, Class 1 Shares Series 13, Class 1 Shares Series 15, Class 1 Shares Series 17 and Class 1 Shares Series 19 are listed for trading on the TSX under the symbol “MFC.PR.F”, “MFC.PR.G”, “MFC.PR.H”, “MFC.PR.I”, “MFC.PR.J”, “MFC.PR.K”, “MFC.PR.L”, “MFC.PR.M” and “MFC.PR.N”, respectively.

Trading Price and Volume

The following table sets out the intra-day price range and trading volume of the Common Shares on the TSX and the NYSE for the period indicated.

	TSX			NYSE
2015	High (C$)	Low (C$)	Volume (000s)	High (U.S.$)	Low (U.S.$)	Volume (000s)
January	22.35	19.80	65,413	19.09	15.89	9,117
February	22.20	20.30	97,043	17.88	16.13	11,517
March	22.19	20.91	74,746	17.72	16.57	11,935
April	22.55	21.23	58,281	18.57	16.79	9,835
May	23.36	21.96	60,732	19.34	18.07	10,227
June	24.20	22.63	97,064	19.61	18.04	14,043
July	23.89	22.26	62,346	18.91	17.08	12,672
August	23.65	18.91	65,606	18.00	14.67	17,444
September	21.13	20.05	74,683	16.00	15.03	16,851
October	22.62	20.03	61,417	17.16	15.16	13,918
November	22.47	21.11	51,566	16.89	15.84	13,736
December	22.65	20.12	74,022	16.95	14.53	18,318

The following tables set out the intra-day price range and trading volume of the Class A Shares Series 1, Series 2, Series 3 and Class 1 Shares Series 3, Series 5, Series 7, Series 9, Series 11, Series 13, Series 15, Series 17 and Series 19 on the TSX for the period indicated.

	TSX – Class A Shares Series 1[11]			TSX – Class A Shares Series 2
2015	High (C$)	Low (C$)	Volume (000s)	High (C$)	Low (C$)	Volume (000s)
January	25.59	25.20	88	24.95	23.89	86
February	25.47	25.12	107	24.95	24.29	89
March	25.29	25.12	151	24.90	24.15	277
April	25.28	25.17	93	24.79	24.14	123
May	25.30	24.97	583	24.40	22.90	157
June	25.00	24.98	169	23.39	22.15	223
July				23.25	22.00	193
August				22.51	20.90	105
September				22.88	20.63	143
October				21.63	19.60	185
November				22.15	21.00	187
December				21.71	20.07	330

	TSX – Class A Shares Series 3			TSX – Class 1 Shares Series 3
2015	High (C$)	Low (C$)	Volume (000s)	High (C$)	Low (C$)	Volume (000s)
January	24.43	23.34	186	22.40	18.45	130
February	24.53	23.75	93	20.75	17.89	242
March	24.45	23.77	203	20.15	18.61	145
April	24.54	23.80	251	19.10	16.51	215
May	24.46	22.58	130	19.39	17.73	65
June	22.95	21.67	166	18.52	16.87	222
July	23.15	21.43	194	17.84	16.88	106
August	21.91	20.51	106	17.52	15.49	140
September	21.89	20.01	83	16.45	14.06	172
October	21.22	19.27	150	15.15	13.37	270
November	21.63	20.59	120	16.15	14.15	285
December	21.30	19.39	458	15.36	13.09	490

	TSX – Class 1 Shares Series 5			TSX – Class 1 Shares Series 7
2015	High (C$)	Low (C$)	Volume (000s)	High (C$)	Low (C$)	Volume (000s)
January	26.10	25.10	101	26.70	25.32	92
February	26.26	25.09	58	26.34	25.34	85
March	25.77	25.41	155	26.25	25.60	93
April	25.71	24.79	463	25.74	24.84	280
May	25.50	25.00	120	26.30	25.34	161
June	25.50	24.86	216	25.97	25.36	180
July	25.43	24.50	96	26.15	25.27	141
August	24.74	21.06	189	25.38	22.63	104
September	23.63	20.74	292	24.75	22.87	186
October	23.06	19.20	304	24.14	20.01	220
November	23.90	21.60	170	24.79	22.25	172
December	22.78	18.86	314	24.08	20.67	340

[11]	On June 19, 2015, MFC redeemed all of its 14,000,000 outstanding Class A Shares Series 1.

	TSX – Class 1 Shares Series 9			TSX – Class 1 Shares Series 11
2015	High (C$)	Low (C$)	Volume (000s)	High (C$)	Low (C$)	Volume (000s)
January	27.00	24.90	154	25.97	24.70	131
February	26.40	25.00	121	25.81	24.61	96
March	26.15	25.33	131	25.82	24.90	204
April	25.65	24.89	181	25.12	23.53	194
May	25.67	25.00	126	25.31	24.35	121
June	25.59	24.90	215	25.10	24.55	198
July	25.98	24.79	130	24.84	23.15	66
August	24.90	21.51	129	23.78	20.31	180
September	23.44	21.14	153	22.79	20.15	195
October	22.20	19.20	281	21.26	18.05	421
November	23.75	21.16	387	22.81	20.27	152
December	23.50	19.28	396	22.10	18.21	382

	TSX – Class 1 Shares Series 13			TSX – Class 1 Shares Series 15
2015	High (C$)	Low (C$)	Volume (000s)	High (C$)	Low (C$)	Volume (000s)
January	25.50	23.19	171	26.00	22.93	194
February	24.40	23.00	83	24.74	23.45	51
March	24.98	23.27	174	24.61	23.65	216
April	23.85	21.36	144	23.93	21.16	154
May	24.14	23.25	69	23.94	23.13	62
June	23.70	22.34	149	23.85	22.30	282
July	22.65	20.92	118	22.80	20.00	165
August	21.69	18.78	109	22.00	19.25	93
September	20.75	18.53	272	20.52	18.54	153
October	20.25	15.84	270	20.20	15.80	256
November	20.95	18.88	167	21.13	19.00	320
December	20.75	16.31	251	20.73	17.00	257

	TSX – Class 1 Shares Series 17			TSX – Class 1 Shares Series 19
2015	High (C$)	Low (C$)	Volume (000s)	High (C$)	Low (C$)	Volume (000s)
January	25.70	22.89	252	25.34	23.12	594
February	25.00	23.27	324	25.14	23.67	293
March	25.09	23.85	288	24.71	24.00	311
April	24.50	22.31	185	24.25	21.95	326
May	24.91	23.24	226	24.61	23.03	130
June	24.50	22.54	224	24.20	22.30	111
July	23.45	21.27	197	23.06	20.98	101
August	22.34	19.58	219	22.30	19.09	86
September	21.78	19.31	230	21.40	19.05	125
October	21.03	16.75	437	20.90	16.68	359
November	22.47	19.99	390	22.26	19.95	184
December	21.35	17.32	654	20.99	17.31	215

LEGAL PROCEEDINGS

A description of certain legal and regulatory proceedings to which the Company is a party can be found in the section entitled “Legal and Regulatory Proceedings” in MFC’s Management’s Discussion and Analysis for the year ended December 31, 2015.

DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS

The by-laws of MFC provide that the Board of Directors shall consist of a minimum of seven and a maximum of 30 Directors, with the exact number of Directors to be elected at any annual meeting of MFC to be fixed by the Directors prior to such annual meeting.

The following table sets forth the Directors of MFC, as of the date of this AIF, and for each Director, their province or state and country of residence, principal occupation, years as a director and membership on board committees.

Each Director is elected for a term of one year, expiring at the next annual meeting of the Company. The next annual meeting will occur on May 5, 2016.

Name and Residence	Principal Occupation	Director Since	Board Committee Membership(1)
Richard B. DeWolfe, Massachusetts, United States	Chairman of the Board, Manulife Financial Corporation and The Manufacturers Life Insurance Company (2) Managing Partner, DeWolfe & Company LLC (consulting firm) (3)	April 2004	CGNC (4)

Donald A. Guloien Ontario, Canada	President and Chief Executive Officer, Manulife	May 2009	N/A (5)

Joseph P. Caron British Columbia, Canada	President, Joseph Caron Incorporated (consulting firm) (6)	October 2010	CGNC (Chair) MRCC

John M. Cassaday Ontario, Canada	Corporate Director (7)	April 1993	CGNC MRCC (Chair)

Susan F. Dabarno Ontario, Canada	Corporate Director	March 2013	Audit MRCC

Sheila S. Fraser Ontario, Canada	Corporate Director (8)	November 2011	Audit (Chair) Risk

Luther S. Helms Arizona, United States	Managing Partner, Sonata Capital Group (investment advisory firm)	May 2007	Audit CGNC

Tsun-yan Hsieh Singapore	Chairman, LinHart Group Pte Ltd. (consulting firm)	October 2011	MRCC

P. Thomas Jenkins Ontario, Canada	Chairman, OpenText Corporation (enterprise information management company) (9)	March 2015	Audit Risk

Donald R. Lindsay British Columbia, Canada	President and Chief Executive Officer, Teck Resources Limited (diversified resources company)	August 2010	Risk

John R.V. Palmer Ontario, Canada	Corporate Director	November 2009	Audit Risk (Chair)

C. James Prieur Illinois, United States	Corporate Director (10)	January 2013	MRCC Risk

Andrea S. Rosen Ontario, Canada	Corporate Director	August 2011	Audit CGNC

Lesley D. Webster Florida, United States	President, Daniels Webster Capital Advisors (Enterprise Risk Management consulting firm)	October 2012	MRCC Risk

Notes:

(1)	In this table, Audit means Audit Committee, CGNC means Corporate Governance and Nominating Committee, MRCC means Management Resources and Compensation Committee, and Risk means Risk Committee.
(2)	Richard DeWolfe was appointed Chairman of the Board on May 2, 2013. Prior to May 2013, Mr. DeWolfe was Vice-Chair of the Board, a position he had held since December 1, 2012.
(3)

Mr. DeWolfe served as an independent director of Avantair, Inc. (Avantair) between 2009 and August 2013. On July 25, 2013, an involuntary petition under chapter 7 of title 11 of the United States Code (Bankruptcy Code) was filed in the United States Bankruptcy Court for the Middle District of Florida, Tampa Division (the Bankruptcy Court) against Avantair (Case No. 13-09719). On August 16, 2013, the Bankruptcy Court entered an order for relief under chapter 7 of the Bankruptcy

Code. Sales of certain assets have been authorized and proceeds from the sales have been distributed. The chapter 7 trustee has asserted claims against the former officers, directors and certain employees of Avantair, including Mr. DeWolfe (the Avantair Parties). The trustee has not commenced litigation against any of the independent directors. In April 2015, the Avantair Parties participated in a court-ordered pre-suit mediation with the chapter 7 trustee along with various plaintiffs who had asserted claims against various Avantair Parties in multiple jurisdictions. The majority of these claims do not involve the independent directors of Avantair. The chapter 7 trustee reached an agreement with the Avantair Parties to resolve the trustee’s threatened claims in exchange for a settlement payment of US$8 million and relinquishment of certain competing claims in the bankruptcy. The independent directors are not funding any portion of the US$8 million payment. An evidentiary hearing for approval of the settlement by the bankruptcy court was conducted from January 22 through January 27, 2016. The bankruptcy court has not ruled on the motion to approve the settlement. Mr. DeWolfe denies the allegations asserted by the chapter 7 trustee and in related lawsuits and intends to vigorously defend against all claims asserted against him if the settlement is not approved.
(4)	Mr. DeWolfe is a member of the CGNC. However, in his capacity as Chairman, Mr. DeWolfe attends the meetings of all committees whenever possible.
(5)	Donald Guloien is not a member of any committee but attends committee meetings at the invitation of the Chairman. One Board meeting in 2015 was for independent directors only.
(6)	From 2010 to 2013 Joseph Caron was a member of HB Global Advisors Corporation, the international consulting firm of Heenan Blaikie LLP.
(7)	Prior to March 2015, John Cassaday was President and Chief Executive Officer, Corus Entertainment Inc., a broadcasting company.
(8)	Prior to June 2011, Sheila Fraser served as Auditor General of Canada.
(9)	Prior to 2013, Thomas Jenkins was Chief Strategy Officer of OpenText Corporation.
(10)	Prior to October 2011, James Prieur was CEO of CNO Financial Group, Inc.

EXECUTIVE OFFICERS

The name, province or state and country of residence, and position of each of the executive officers of Manulife are set forth in the following table as of December 31, 2015.

Name and Residence	Position with Manulife
Donald A. Guloien Ontario, Canada	President and Chief Executive Officer

Craig R. Bromley Massachusetts, United States	Senior Executive Vice President, U.S. Division (1)

Cindy L. Forbes Ontario, Canada	Executive Vice President and Chief Actuary

Rocco (Roy) Gori Hong Kong, Special Administrative Region of the People’s Republic of China	Senior Executive Vice President and General Manager, Asia (2)

Marianne Harrison Ontario, Canada	Senior Executive Vice President and General Manager, Canada (3)

Scott S. Hartz Massachusetts, United States	Executive Vice President, General Account Investments

Rahim Hirji Ontario, Canada	Executive Vice President and Chief Risk Officer (4)

Stephani E. Kingsmill Ontario, Canada	Executive Vice President, Human Resources

Timothy W. Ramza Massachusetts, United States	Executive Vice President and Chief Innovation Officer (5)

Stephen B. Roder Ontario, Canada	Senior Executive Vice President and Chief Financial Officer (6)

Paul L. Rooney Ontario, Canada	Senior Executive Vice President and Chief Operating Officer (7)

Stephen P. Sigurdson Ontario, Canada	Executive Vice President and General Counsel (8)

Kai R. Sotorp Ontario, Canada	Executive Vice President, Global Business Head, Wealth and Asset Management (9)

Warren A. Thomson Ontario, Canada	Senior Executive Vice President and Chief Investment Officer

Notes

(1)	Prior to September 2012, Craig Bromley was Executive Vice President and General Manager, Japan.
(2)	Prior to March 1, 2015, Roy Gori was Regional Head of Retail Banking, Asia Pacific/Head of Consumer Banking North Asia and Australia with Citigroup Pty Ltd.
(3)	Prior to January 2013, Marianne Harrison was Executive Vice President and General Manager of John Hancock Long-Term Care Insurance.
(4)	Prior to August 11, 2011, Rahim Hirji was Senior Vice President and Chief Financial Officer, Canadian Division.
(5)	Prior to November 12, 2015, Timothy Ramza was Senior Vice President, Wealth Management Strategy and Business Development. Prior to November 2011, Mr. Ramza was Senior Vice President, Enhanced Platform Solutions with Fidelity Investments.
(6)	Prior to June 2012, Stephen Roder was a co-founder and director of Peak Reinsurance Company Ltd.
(7)	Prior to January 2013, Paul Rooney was Senior Executive Vice President and General Manager, Canada.
(8)	Prior to May 1, 2014, Stephen Sigurdson was Executive Vice President, General Counsel Canada and Corporate Secretary. Prior to September 16, 2013, Mr. Sigurdson was Senior Vice President, General Counsel Canada.
(9)	Prior to July 1, 2014, Kai Sotorp was Head, Asia Pacific, Group Managing Director at UBS Global Asset Management (Hong Kong). Prior to September 2012, Mr. Sotorp was Senior Advisor at Florida Equity Partners. Prior to September 2011, Mr. Sotorp was Group Managing Director at UBS Global Asset Management.

SHARE OWNERSHIP

The number of Common Shares held by Directors and executive officers of MFC as at December 31, 2015 was 622,364, which represented less than 1% of the outstanding Common Shares.

TRANSFER AGENT AND REGISTRAR

The transfer agents for MFC’s Common Shares are as follows:

In Canada:	CST Trust Company	In the United States:	Computershare Inc.
	P.O. Box 700, Station B		P.O. Box 30170
	Montreal, Quebec, Canada, H3B 3K3		College Station, TX, 77842-3170
	Toll Free: 1-800-783-9495		Toll Free: 1-800-249-7702

www.canstockta.com/investor		www.computershare.com/investor
www.canstockta.com/investisseur

In the Philippines:	Rizal Commercial Banking Corporation	In Hong Kong:	Computershare Hong Kong Investor
	Ground Floor, West Wing,		Services Limited
	GPL (Grepalife) Building,		17M Floor, Hopewell Centre
	221 Senator Gil Puyat Avenue,		183 Queen’s Road East
	Makati City, Philippines		Wan Chai, Hong Kong
	Telephone: 632 892-9362 and		Telephone: (852) 2862-8555
+632 892-7566
www.computershare.com/investor
www.rcbc.com

The transfer agent for MFC’s Class A Shares and Class 1 Shares is CST Trust Company.

MATERIAL CONTRACTS

MFC entered into a trust indenture dated May 19, 2005 with CIBC Mellon Trust Company (“CIBC Mellon”) (as amended, the “Trust Indenture”) setting out the terms of debentures that may be issued by MFC under a prospectus supplement to a short form base shelf prospectus, as filed with applicable securities regulators from time to time. MFC has entered into supplemental indentures to the Trust Indenture with CIBC Mellon dated May 19, 2005, March 28, 2006, June 26, 2008 and April 8, 2009 setting out the terms of Medium Term Notes that were issued by MFC. As at December 31, 2015, an aggregate principal amount of $1.0 billion in Medium Term Notes was issued and outstanding. More information about the Medium Term Notes can be found at Note 11 of MFC’s consolidated financial statements for the year ended December 31, 2015.

Manufacturers Life entered into an amended and restated trust indenture dated November 18, 2011 with BNY Trust Company of Canada (“BNY Mellon Trust”) (amending and restating an indenture dated November 8, 2002) (the “Manufacturers Life Trust Indenture”) setting out the terms of debentures that may be issued by Manufacturers Life under a prospectus supplement to a short form base shelf prospectus, as filed with applicable securities regulators from time to time. Manufacturers Life has entered into supplemental indentures to the Manufacturers Life Trust Indenture with BNY Mellon Trust dated November 18, 2011, February 17, 2012, February 25, 2013, November 29, 2013, February 21, 2014, December 1, 2014, March 10, 2015, June 1, 2015 and November 20, 2015 setting out the terms of fixed/floating subordinated debentures that were issued by Manufacturers Life.

In connection with the winding up of SCDA into Manufacturers Life on July 1, 2015, Manufacturers Life entered into the First Supplemental Indenture dated July 1, 2015 (the “SCDA Supplemental Indenture”) with Computershare Trust Company of Canada (“Computershare”) to the trust indenture dated as of September 21, 2012 between SCDA, as predecessor to Manufacturers Life, and Computershare (the “Indenture”), pursuant to which Manufacturers Life assumed SCDA’s obligations for the due and punctual payment of the principal of and interest and premium, if any, on the 3.938% Fixed/Floating Series A Subordinated Debentures, due September 21, 2022 (the “SCDA Debentures”) and the performance and observance of every covenant of the Indenture and any supplemental indentures in connection thereto.

In connection with each issuance of fixed/floating subordinated debentures, and the assumption by Manufacturers Life of the SCDA Debentures under the SCDA Supplemental Indenture, MFC entered into a subordinated guarantee whereby MFC fully and unconditionally guaranteed on a subordinated basis the payment of principal, premium, if any, interest and redemption price, if any, of the Manufacturers Life fixed/floating subordinated debentures, including the SCDA Debentures. More information about MFC’s guarantees of the Manufacturers Life fixed/floating subordinated debentures and the SCDA Debentures can be found at Note 18 (d) of MFC’s consolidated financial statements for the year ended December 31, 2015. As at December 31, 2015, an aggregate principal amount of $5.0 billion in subordinated debentures and the SCDA Debentures was issued and outstanding.

MFC entered into a trust indenture dated September 17, 2010 with The Bank of New York Mellon (“BNY Mellon”) setting out the terms of debentures that may be issued by MFC under a short form base shelf prospectus filed in Canada and the United States via registration statement on Form F-10 pursuant to the Multijurisdictional Disclosure System. MFC entered into a first supplemental indenture with BNY Mellon on September 17, 2010 setting out the terms of two series of senior notes issued by MFC on September 17, 2010 by prospectus supplement to the short form base shelf prospectus. As at December 31, 2015, an aggregate principal amount of US$500 million in senior notes was issued and outstanding. More information about the senior notes can be found at Note 11 of MFC’s consolidated financial statements for the year ended December 31, 2015.

MFC entered into a trust indenture dated December 14, 2006 (the “MFLP Indenture”) with CIBC Mellon and Manulife Finance (Delaware), L.P. (“MFLP”) as the guarantor of the debentures of MFLP issued under the MFLP Indenture. Under the terms of the MFLP Indenture, MFC unconditionally and irrevocably guaranteed on a senior basis the payment of principal, premium, if any, interest and redemption price in respect of $550 million principal amount of 4.448% fixed/floating senior debentures of MFLP due December 15, 2026. MFC also unconditionally and irrevocably guaranteed on a subordinated basis the payment of principal, premium, if any, interest and redemption price in respect of $650 million principal amount of 5.059% fixed/floating subordinated debentures of MFLP due December 15, 2041. More information about MFC’s guarantee of the debentures issued by MFLP can be found at Note 18(d) of MFC’s consolidated financial statements for the year ended December 31, 2015.

Trust II entered into a trust indenture dated July 10, 2009 with CIBC Mellon setting out the terms of debt obligations that may be issued by Trust II from time to time. Trust II entered into a first supplemental indenture with CIBC Mellon on July 10, 2009 setting out the terms of the $1 billion principal amount of Notes issued by Trust II on July 10, 2009. For more information about the Notes see “Dividends” in this AIF and Note 12 of MFC’s consolidated financial statements for the year ended December 31, 2015.

MFC entered into a subordinated guarantee dated January 29, 2007 of Class A Shares and Class B Shares of Manufacturers Life and any other class of preferred shares that rank on a parity with Class A Shares or Class B Shares of Manufacturers Life. The Class 1 Shares rank on a parity with the Class A Shares. As a result of this guarantee, Manufacturers Life has received an exemption from the requirements to file certain continuous disclosure materials with the Canadian securities regulatory authorities. More information about MFC’s guarantee of the preferred shares of Manufacturers Life can be found at Note 18(d) of MFC’s consolidated financial statements for the year ended December 31, 2015.

INTERESTS OF EXPERTS

Ernst & Young LLP, Chartered Professional Accountants, Licensed Public Accountants, Toronto, Canada, is the external auditor who prepared the Independent Auditors’ Report of Registered Public Accounting Firm to the Shareholders on the audited financial statements of the Company and the Independent Auditors’ Report on Internal Control under Standards of the Public Company Accounting Oversight Board (United States). Ernst & Young LLP is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario (registered name of The Institute of Chartered Accountants of Ontario), United States federal securities laws and the rules and regulations thereunder, including the independence rules adopted by the SEC pursuant to the Sarbanes-Oxley Act of 2002 (“SOX”) and is in compliance with Rule 3520 of the Public Company Accounting Oversight Board (United States).

AUDIT COMMITTEE

Audit Committee Charter

The Audit Committee has adopted a formal Charter that describes the Audit Committee’s role and responsibilities. The Charter is set out in the attached Schedule 1.

The Audit Committee is responsible for assisting the Board in its oversight role with respect to the quality and integrity of financial information, the effectiveness of the Company’s internal control over financial reporting, the effectiveness of the Company’s risk management and compliance practices, the performance, qualifications and independence of the independent auditor, the Company’s compliance with legal and regulatory requirements, the performance of the Company’s finance, actuarial, internal audit and global compliance functions, and the procedures relating to conflicts of interest, confidential information, related party transactions, and customer complaints.

Composition of the Audit Committee in 2015

MFC’s Audit Committee was composed of the following members in 2015: Sheila Fraser (Chair of the Audit Committee), Susan Dabarno, Luther Helms, Thomas Jenkins, John Palmer and Andrea Rosen. Thomas Jenkins was appointed to the Audit Committee effective March 1, 2015. The Board has reviewed the committee membership and determined that all members are financially literate as required by the New York Stock Exchange Listed Company Manual and the applicable instruments of the Canadian Securities Administrators. All committee members are independent, pursuant to applicable regulatory and stock exchange requirements. The Board has also determined that all current members have the necessary qualifications to be designated as audit committee financial experts under SOX.

Relevant Education and Experience

In addition to the general business experience of each member of the Audit Committee, the relevant education and experience of each member of MFC’s Audit Committee in 2015 is as follows: Sheila Fraser holds a B. Comm from McGill University and is a Chartered Professional Accountant. Ms. Fraser is a former partner at Ernst & Young LLP and former Auditor General of Canada. Susan Dabarno holds a Class II Diploma from McGill University and is a Chartered Professional Accountant. Ms. Dabarno previously served as Executive Chair of Richardson Partners Financial Limited, as President and Chief Executive Officer of Richardson Partners Financial Limited and as President and Chief Operating Officer of Merrill Lynch Canada Inc. Luther Helms holds a BA from the University of Arizona and an MBA from the University of Santa Clara. Mr. Helms is Managing Director of Sonata Capital Group and previously served as Vice Chairman of KeyBank West and as Vice Chairman of Bank of America Corporation. Thomas Jenkins holds an MBA from the Schulich School of Business at York University, an MASc from the University of Toronto and a BEng & Mgt. from McMaster University. Mr. Jenkins is Chairman of the Board of OpenText Corporation and previously served as Chief Strategy Officer and as President and Chief Executive Officer of OpenText Corporation. John Palmer holds a BA from the University of British Columbia, is a Chartered Professional Accountant and is the former Deputy Chairman and Managing Partner of KPMG LLP (Canada) and the former Superintendent of OSFI. Andrea Rosen holds a BA from Yale University, an LLB from Osgoode Hall Law School and an MBA from the Schulich School of Business at York University. Ms. Rosen previously served as Vice Chair of TD Bank Financial Group and as President of TD Canada Trust.

Pre-Approval Policies and Procedures

All audit and permitted non-audit services to be provided by our independent auditor must be pre-approved pursuant to the Auditor Independence Policy (the “Policy”). Under the Policy, the Audit Committee annually reviews and pre-approves recurring audit and permitted non-audit services that are identifiable together with a budget for each type of permitted services for the coming year. The Policy also requires that any audit or permitted non-audit services that are proposed during the year outside of the previously approved categories or in excess of the pre-approved budget be pre-approved by the Audit Committee, or by a member of the Audit Committee appointed by the Audit Committee and acting on its behalf.

All audit and permitted non-audit services provided by Ernst & Young LLP have been pre-approved by the Audit Committee. The Audit Committee has reviewed these services to ensure that they are compatible with maintaining the auditor’s independence.

External Auditor Service Fees

The table below sets out the fees charged by Ernst & Young LLP for services rendered to Manulife and its subsidiaries in each of the past two fiscal years.

Ernst & Young LLP Fees	2015 ($ in millions)	2014 ($ in millions)
Audit Fees:
Includes the audit of our financial statements as well as the financial statements of our subsidiaries and segregated and separate funds, audits of statutory filings, prospectus services, report on internal controls, reviews of quarterly reports and regulatory filings.	29.0	25.9

Audit-Related Fees:
Includes consultation concerning financial accounting and reporting standards not classified as audit, due diligence in connection with proposed or consummated transactions and assurance services to report on internal controls for third parties.	2.6	2.2

Tax Fees:
Includes tax compliance, tax planning and tax advice services.	0.1	0.3

All Other Fees:
Includes information security and other advisory services.	0.6	1.5
Total	32.3	29.9

PERFORMANCE AND NON-GAAP MEASURES

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. A financial measure is considered a non-GAAP measure for Canadian securities law purposes if it is presented other than in accordance with Canadian generally accepted accounting principles used for the Company’s audited historical financial statements. Non-GAAP measures referenced in this AIF include: Core earnings (loss); Sales; Constant Currency Basis; Premiums and Deposits; and Assets under Management and Administration. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

For descriptions of the non-GAAP financial measures referred to above and reconciliations of certain non-GAAP financial measures to the most directly comparable measure calculated in accordance with GAAP, see “Performance and Non-GAAP Measures” in MFC’s Management’s Discussion and Analysis for the year ended December 31, 2015.

ADDITIONAL INFORMATION

Additional information with respect to the Company, including directors’ and officers’ remuneration and indebtedness, and securities authorized for issuance under MFC’s equity compensation plans, where applicable, is contained in MFC’s Management Information Circular for its most recent annual meeting of security holders that involved the election of directors. Additional financial information is provided in the Company’s consolidated financial statements and the Company’s Management’s Discussion and Analysis for the year ended December 31, 2015. Copies of these documents and additional information relating to the Company may be found on SEDAR at www.sedar.com and is accessible at the Company’s website, www.manulife.com. Requests for materials may be sent to the Shareholder Services Department of Manulife at 200 Bloor Street East, NT-10, Toronto, Canada M4W 1E5.

SCHEDULE 1 – AUDIT COMMITTEE CHARTER

Manulife Financial Corporation (the “Company”)

Audit Committee Charter (December 2015)

1.	Overall Role and Responsibility

1.1	The Audit Committee (“Committee”) shall:

(a)	assist the Board of Directors in its oversight role with respect to:

(i)	the quality and integrity of financial information;

(ii)	the effectiveness of the Company’s internal control over financial reporting;

(iii)	the effectiveness of the Company’s risk management and compliance practices;

(iv)	the independent auditor’s performance, qualifications and independence;

(v)	the Company’s compliance with legal and regulatory requirements;

(vi)	the Finance, Actuarial, Internal Audit and Global Compliance functions;

(vii)	conflicts of interest and confidential information;

(viii)	related party transactions; and

(ix)	complaints of customers relating to obligations under the Insurance Companies Act (Canada) (the “Act”), and accounting, internal accounting controls and audit matters.

(b)	prepare such reports of the Committee required to be included in the Proxy Circular in accordance with applicable laws or the rules of applicable securities regulatory authorities.

1.2	The Committee will also act as the conduct review committee of the Company.

2.	Structure and Composition

2.1	The Committee shall consist of five or more Directors appointed by the Board of Directors on the recommendation of the Corporate Governance and Nominating Committee.

2.2	No member of the Committee shall be an officer or employee of the Company, its subsidiaries or affiliates. Members of the Committee will not be affiliated with the Company as such term is defined in the Act.

2.3	Each member of the Committee shall satisfy the applicable independence and experience requirements of the laws governing the Company, the applicable stock exchanges on which the Company’s securities are listed and applicable securities regulatory authorities.

2.4	The Board of Directors shall designate one member of the Committee as the Committee Chair.

2.5	Members of the Committee shall serve at the pleasure of the Board of Directors for such term or terms as the Board of Directors may determine.

2.6	Each member of the Committee shall be financially literate as such qualification is defined by applicable law and interpreted by the Board of Directors in its business judgment.

2.7	The Board of Directors shall determine whether and how many members of the Committee qualify as a financial expert as defined by applicable law. At least one member must be an audit committee financial expert, as defined in applicable laws and regulations.

2.8	The Committee shall annually determine whether any of its members serve on the audit committee of more than three public companies (including the Committee). If any of the Committee members fall into this category, the Committee shall consider the ability of such members to effectively serve on the Committee and, if it is determined that such members are able to continue serving, the Committee shall record the reasons for such a decision.

3.	Structure, Operations and Assessment

3.1	The Committee shall meet quarterly or more frequently as the Committee may determine. The Committee shall report to the Board of Directors on its activities after each of its meetings.

3.2	The affirmative vote of a majority of the members of the Committee participating in any meeting of the Committee is necessary for the adoption of any resolution.

3.3	The Committee may create one or more subcommittees and may delegate, in its discretion, all or a portion of its duties and responsibilities to such subcommittees.

3.4	The Committee shall, on an annual basis:

(a)	review and assess the adequacy of this Charter and, where necessary, recommend changes to the Board of Directors for its approval;

(b)	undertake a performance evaluation of the Committee comparing the performance of the Committee with the requirements of this Charter; and

(c)	report the results of the performance evaluation to the Board of Directors.

The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate. The report to the Board of Directors may take the form of an oral report by the chair of the Committee or any other member of the Committee designated by the Committee to make this report.

3.5	The Committee is expected to establish and maintain free and open communication with management, the independent auditor, the internal auditor and the Appointed Actuary and shall periodically meet separately with each of them.

4.	Specific Duties

The Committee will carry out the following specific duties:

4.1	Oversight of the Independent Auditor

(a)	Recommend to the Board for approval the appointment and, when considered appropriate, the dismissal or removal of the independent auditor for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company (subject to shareholder ratification).

(b)	Review and approve the scope and terms of all audit engagements and recommend to the Board the compensation of the independent auditor.

(c)	Provide the oversight of the work of the independent auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services (including resolution of disagreements between management and the independent auditor regarding financial reporting). The independent auditor shall report directly to the Committee.

(d)	Pre-approve all audit services and permitted non-audit services (including the fees, terms and conditions for the performance of such services) to be provided by the independent auditor.

(e)	When appropriate, the Committee may delegate to one or more members the authority to grant preapprovals of audit and permitted non-audit services and the full Committee shall be informed of each non-audit service.

(f)	Review the decisions of such delegates under subsection (e) above, which shall be presented to the full Committee at its next scheduled meeting.

(g)	Evaluate the qualifications, performance and independence of the independent auditor, including:

(i)	reviewing and evaluating the lead partner on the independent auditor’s engagement with the Company;

(ii)	considering whether the auditor’s quality controls are adequate and the provision of permitted non-audit services are compatible with maintaining the auditor’s independence; and

(iii)	addressing any concerns raised by regulatory authorities or other stakeholders regarding the auditor’s independence.

(h)	Present its conclusions with respect to the independent auditor to the Board of Directors and, if so determined by the Committee, recommend that the Board of Directors take additional action to satisfy itself of the qualifications, performance and independence of the independent auditor.

(i)	Obtain and review a report from the independent auditor at least annually regarding:

(i)	the independent auditor’s internal quality-control procedures;

(ii)	any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm;

(iii)	any steps taken to deal with any such issues; and

(iv)	all relationships between the independent auditor and the Company.

(j)	At least annually, review and approve the audit plan (including any significant changes to the audit plan) and, as part of this review, satisfy itself that the audit plan is risk-based and addresses all the relevant activities over a measurable cycle and that the work of the independent auditor and Internal Audit is coordinated.

(k)	Ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law.

(l)	Review and approve policies for the Company’s hiring of partners and employees or former partners and employees of the independent auditor.

4.2	Financial Reporting

(a)	Review and discuss with management and the independent auditor the annual audited financial statements, the results of the audit, any changes to the audit scope or strategy, the annual report of the auditors on the statements and any other returns or transactions required to be reviewed by the Committee and report to the Board of Directors prior to approval by the Board of Directors and the publication of earnings.

(b)	Review such returns of the Company as the Superintendent of Financial Institutions (Canada) (the “Superintendent”) may specify.

(c)	Review and discuss with the independent auditor and with management the Company’s annual and quarterly financial disclosures, including management’s discussion and analysis. The Committee shall approve any reports for inclusion in the Company’s Annual Report, as required by applicable legislation and make a recommendation thereon to the Board.

(d)	Review the Company’s disclosure policy, which governs the release of information about the Company and requires timely, accurate and fair disclosure of such information in compliance with all legal and regulatory requirements, and periodically assess the adequacy of procedures regarding disclosure of financial information.

(e)	Require management to implement and maintain appropriate internal control procedures.

(f)	Oversee systems of internal control and meet with the heads of the oversight functions, management and the independent auditors to assess the adequacy and effectiveness of these systems and to obtain reasonable assurance that the controls are effective.

(g)	Review and discuss with management and the independent auditor management’s report on its assessment of internal controls over financial reporting and the independent auditor’s attestation report on management’s assessment.

(h)	Review, evaluate and approve the procedures established under s. 4.2(e).

(i)	Review such investments and transactions that could adversely affect the well-being of the Company as the auditor or any officer of the Company may bring to the attention of the Committee.

(j)	Review and discuss with management and the independent auditor the Company’s quarterly financial statements prior to the publication of earnings, including:

(i)	the results of the independent auditor’s review of the quarterly financial statements; and

(ii)	any matters required to be communicated by the independent auditor under applicable review standards.

(k)	Review and discuss with management and the independent auditor at least annually significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including:

(i)	key areas of risk for material misstatement of the financial statements, including critical accounting estimates or areas of measurement uncertainty;

(ii)	whether the auditor considers estimates to be within an acceptable range and the rationale for the final valuation decision and whether it is consistent with industry practice;

(iii)	any significant changes in the Company’s selection or application of accounting or actuarial principles;

(iv)	any major issues as to the adequacy of the Company’s internal controls;

(v)	any special steps adopted in light of material control deficiencies, if any; and

(vi)	the role of any other audit firms.

(l)	Review and discuss with management and the independent auditor at least annually reports from the independent auditor on:

(i)	critical accounting policies and practices to be used;

(ii)	significant financial reporting issues, estimates and judgments made in connection with the preparation of the financial statements;

(iii)	alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; and

(iv)	other material written communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences.

(m)	Meet with the independent auditor to discuss the annual financial statements and any investments or transactions that may adversely affect the well-being of the Company.

(n)	Discuss with the independent auditor at least annually any “management” or “internal control” letters issued or proposed to be issued by the independent auditor to the Company and review all material correspondence between the independent auditor and management related to audit findings.

(o)	Review and discuss with management and the independent auditor at least annually any significant changes to the Company’s accounting and actuarial principles and practices suggested by the independent auditor, internal audit personnel or management and assess whether the Company’s accounting and actuarial practices are appropriate and within the boundaries of acceptable practice.

(p)	Discuss with management and approve the Company’s earnings press releases, the release of earnings projections, forecast or guidance and the use of non-GAAP financial measures (if any), and the financial information provided to analysts and rating agencies.

(q)	Review and discuss with management and the independent auditor at least annually the effect of regulatory and accounting initiatives as well as off-balance-sheet structures on the Company’s financial statements.

(r)	Discuss with the independent auditor matters required to be discussed by American Institute of Certified Public Accountants Statement on Auditing Standards No. 61 relating to the conduct of the audit, including any difficulties encountered in the course of the audit work, any restrictions on the scope of activities or access to requested information and any significant disagreements with management.

(s)	Review and discuss with the Chief Executive Officer and the Chief Financial Officer the procedures undertaken in connection with the Chief Executive Officer and Chief Financial Officer certifications for the annual and interim filings with applicable securities regulatory authorities.

(t)	Review disclosures made by the Company’s Chief Executive Officer and Chief Financial Officer during their certification process for the annual and interim filing with applicable securities regulatory authorities about any significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data or any material weaknesses in the internal controls, and any fraud involving management or other employees who have a significant role in the Company’s internal controls.

(u)	Meet with the Appointed Actuary of the Company at least annually to receive and review reports, opinions and recommendations prepared by the Appointed Actuary in accordance with the Act, including the parts of the annual financial statement and the annual return filed under s. 665 of the Act, prepared by the actuary, and such other matters as the Committee may direct, including the report on Dynamic Capital Adequacy Testing, which is also reviewed by the Risk Committee.

(v)	Receive reports from the Chief Actuary regarding material capital model modifications and new capital model applications. Annually receive the capital model inventory and modification log.

(w)	Discuss with the Company’s General Counsel at least annually any legal matters that may have a material impact on the financial statements, operations, assets or compliance policies and any material reports or inquiries received by the Company or any of its subsidiaries from regulators or governmental agencies.

(x)	Meet with the Chief Internal Auditor and with management to discuss the effectiveness of the internal control procedure established pursuant to s. 4.2(e).

4.3	Oversight of the Finance Function

(a)	At least annually review and approve the mandate of the Chief Financial Officer and the Finance function.

(b)	At least annually, review and approve the budget, structure, skills and resources of the Finance function.

(c)	At least annually, review the performance evaluation of the Chief Financial Officer, with the input of the Management Resources and Compensation Committee, and assess the effectiveness of the Chief Financial Officer and the Finance function.

(d)	Recommend to the Board for approval the appointment and, when considered appropriate, the dismissal of the Chief Financial Officer, who shall have direct access to the Committee.

(e)	Review the results of periodic independent reviews of the Finance function.

4.4	Oversight of the Actuarial Function

(a)	At least annually, review and approve the mandate for the Chief Actuary and the Actuarial function.

(b)	At least annually, review and approve the budget, structure, skills and resources of the Actuarial function.

(c)	At least annually, review the performance evaluation of the Chief Actuary, with the input of the Management Resources and Compensation Committee, and assess the effectiveness of the Chief Actuary and the Actuarial function.

(d)	Recommend to the Board for approval the appointment and, when considered appropriate, the dismissal of the Chief Actuary, who shall have direct access to the Committee.

(e)	Review the results of periodic independent reviews of the Actuarial function.

4.5	Oversight of the Internal Audit Function

(a)	At least annually, review and approve the mandate of the Chief Auditor and the Internal Audit function.

(b)	At least annually, review and approve the budget, structure, skills, resources, independence and qualifications of the Internal Audit function.

(c)	At least annually, review and approve the audit plan of the Internal Audit function (including any significant changes to the audit plan) and, as part of this review, satisfy itself that the audit plan is risk-based and addresses all the relevant activities over a measurable cycle and that the work of the independent auditor and Internal Audit is coordinated.

(d)	Review the periodic reports of the internal audit department on internal audit activities, including audit findings, recommendations and progress in meeting the annual audit plan (including the impact of any resource limitations).

(e)	At least annually, review the performance evaluation and compensation of the Chief Auditor, with the input of the Management Resources and Compensation Committee, and assess the effectiveness of the Chief Auditor and the Internal Audit function.

(f)	Recommend to the Board for approval the appointment and, when considered appropriate, the dismissal of the Chief Auditor, who shall have direct access to the Committee.

(g)	Review the results of periodic independent reviews of the Internal Audit function.

4.6	Risk Management Oversight

(a)	Review reports from the Risk Committee respecting the Company’s processes for assessing and managing risk.

(b)	The Committee will receive reports from the General Counsel as Chair of the Disclosure Committee.

4.7	Oversight of Regulatory Compliance and Complaint Handling

(a)	Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

(b)	Discuss with management and the independent auditor at least annually any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Company’s financial statements or accounting.

(c)	Review at least annually with the Global Compliance Chief the Company’s compliance with applicable laws and regulations, and correspondence from regulators.

4.8	Oversight of the Global Compliance Function

(a)	At least annually, review and approve the mandate for the Global Compliance Chief and the Global Compliance function.

(b)	At least annually, review and approve the budget, structure, skills and resources of the Global Compliance function.

(c)	At least annually, review the performance evaluation of the Global Compliance Chief, with the input of the Management Resources and Compensation Committee, and assess the effectiveness of the Global Compliance Chief and the Global Compliance function.

(d)	Recommend to the Board for approval, the appointment and, when considered appropriate, the dismissal of the Global Compliance Chief, who shall have direct access to the Committee.

(e)	Review the results of periodic independent reviews of the Global Compliance function.

4.9	Oversight of the Anti-Money Laundering and Anti-Terrorist Financing Program

(a)	The Committee shall approve the Company’s Anti-Money Laundering and Anti-Terrorist Financing Policy and any material amendments.

(b)	The Committee shall meet with the Chief Anti-Money Laundering Officer (“CAMLO”) at least annually to receive and review the CAMLO’s report on the AML/ATF Program, which will include a report on the effectiveness of the AML/ATF Program and the Company’s compliance with the Policy.

(c)	The Committee shall meet with the Chief Auditor at least annually to receive and review the Chief Auditor’s report on the results of the testing of the effectiveness of the AML/ATF Program.

4.10	Review of Ethical Standards

(a)	Annual review of the Company’s Code of Business Conduct and Ethics.

(b)	Establish procedures to receive and process any request from executive officer(s) and Director(s) for waiver of the Company’s Code of Business Conduct and Ethics.

(c)	Grant any waiver of the Company’s Code of Business Conduct and Ethics to executive officer(s) and Director(s) as the Committee may in its sole discretion deem appropriate and arrange for any such waiver to be promptly disclosed to the shareholders in accordance with applicable laws or the rules of applicable securities regulatory authorities.

(d)	Annual review and assessment of procedures established by the Board of Directors to resolve conflicts of interest, including techniques for identification of potential conflict situations, and for restricting the use of confidential information.

4.11	Self Dealing and Disclosure Requirements

(a)	Require management to establish procedures for complying with Part XI (Self-Dealing) of the Act (the “Related Party Procedures”).

(b)	Establish criteria for the determination of materiality of a transaction with a related party.

(c)	Annual review of the Related Party Procedures and their effectiveness in ensuring that the Company is complying with Part XI of the Act and the Sarbanes-Oxley Act.

(d)	Review the practices of the Company to ensure that any transactions with related parties of the Company that may have a material effect on the stability or solvency of the Company are identified.

(e)	Ensure that, within 90 days after the end of each financial year of the Company, the Committee will report to the Superintendent on its activities of the previous year respecting conduct review, undertaken in carrying out its responsibilities under the Act (and, in particular, in respect of (a), (c), and (d) above).

(f)	The Committee shall report to the Superintendent on its mandate respecting conduct review and responsibilities of the Committee and the procedures referred to in (a) above.

(g)	Annual review and assessment of the procedures established by the Board of Directors to disclose information to customers of the Company under the Act, if applicable, and of the procedures for dealing with complaints of customers of the Company to satisfy itself that the applicable procedures are being followed.

4.12	Proxy Circular

(a)	The Committee shall prepare a report on its activities on an annual basis to be included in the Proxy Circular, as may be required by applicable laws or rules of applicable securities regulatory authorities.

4.13	Duties and Responsibilities Delegated by the Board

(a)	Exercise such other powers and perform such other duties and responsibilities as are incidental to the purposes, duties and responsibilities specified herein and as may from time to time be delegated to the Committee by the Board of Directors.

5.	Funding for the Independent Auditor and Retention of External Advisors

The Company shall provide for appropriate funding, as determined by the Committee, for payment of compensation to the independent auditor for the purpose of issuing an audit report and to any advisors retained by the Committee. The Committee shall have the authority to retain such independent advisors as it may from time to time deem necessary or advisable for its purposes and to set the terms of the retainer. The expenses related to any such engagement shall also be funded by the Company.